Exhibit 99.1

Toronto
1
2
3
4
5

Downtown
New York
7
6
8
9
10
11

Calgary
12
13
14
15

Defining the Skyline
Brookfield Properties stands out in the highly competitive office market landscape owing to a high-quality office portfolio, stable operating income, disciplined management team, well-occupied buildings and long-term leases. The company has consistently outperformed the North American office industry by opportunistically undertaking development, acquiring top-quality portfolios and properties and pro-actively managing its assets in markets that possess an inherent competitive advantage. Brookfield Properties’premier assets define the skyline in a number of U.S and Canadian gateway cities.

1. TD Canada Trust Tower	3. First Canadian Place	5. 151 Yonge Street	6. Four World Financial Center
2. BayWellington Tower BCE Place,Toronto	4. Exchange Tower Toronto	Toronto	New York

7. Three World Financial Center New York	8. The Winter Garden New York	9.Two World Financial Center New York	10. One Liberty Plaza New York

11. One World Financial Center New York	12. Petro Canada Centre Calgary	13. Bankers Hall, West Tower 14. Bankers Hall, East Tower	15. Gulf Canada Square Calgary

Selected Financial Highlights(1)
All amounts expressed in US dollars unless otherwise noted

(Millions, except per share information)	2005	2004	2003

Results of operations
Net income	$164	$138	$232
Commercial property net operating income	680	671	586
Funds from operations excluding lease termination income and gains	435	403	343
Funds from operations and gains	435	462	442

Per diluted common share
Net income	$0.69	$0.58	$0.96
Funds from operations excluding lease termination income and gains	1.85	1.70	1.43
Funds from operations and gains	1.85	1.95	1.85
Dividends paid	0.65	0.42	0.34	(2)
Book value	8.35	8.41	8.12
Closing market price — NYSE	29.42	24.93	19.13

Financial position
Total assets	$9,513	$8,800	$8,382
Shareholders’equity	1,943	1,992	1,938

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes Corporation

(2)	Excludes the distribution of Brookfield Homes Corporation
Brookfield Properties vs. Market Vacancy (%)
Top: 300 Madison Avenue, Brookfield Properties’ latest development, rises 35 stories in the heart of Midtown Manhattan. An elevated, spacious lobby features a striking eight-story glass atrium ascending above the building’s main entrance at the corner of 42nd Street and Madison Avenue.
Bottom: 1625 Eye Street, N.W., is located at the hub of the Washington, D.C. central business district at Farragut Square. An illuminated 160-foot campanile rises from a limestone and glass façade, offering panoramic views of the capitol skyline.

Dear Shareholders,
We are pleased to report that 2005 was another year of solid financial performance for Brookfield Properties. Consistent with past years, we saw our revenue and commercial properties net operating income grow, and our funds from operations excluding lease termination income and gains increase by 9%. The contribution coming from our residential land development business rose to $106 million in 2005.
     2005 was also another year of strong operational performance for Brookfield Properties. We made progress in achieving our goals for the year, increasing our overall occupancy rate to 94.6%, strengthening our balance sheet and positioning the company for further growth going forward.
     Last year in our letter to shareholders, we outlined our strategic plan for 2005, focusing on four principle objectives: lowering vacancies and near term rollover exposure; investing our liquidity with joint venture partners who are looking to team up with experienced operating partners in order to enhance our returns on new acquisitions; acquiring our common shares for value; and capitalizing on our development inventory and expanding our development platform. During 2005 we made meaningful progress in all four areas.
Leasing
With an improving economy where demand for office space is increasing in virtually all of our markets, we are enjoying higher occupancies and rising rents. In Midtown Manhattan, we are seeing rental rates back to where they were in 2000. With single digit vacancy and very few blocks of available space, Midtown Manhattan is tightening noticibly. As Lower Manhattan has historically risen and fallen with the Midtown market, we are beginning to see an increase in tenant activity downtown with the substantial improvement in the Midtown Manhattan office market. Washington, D.C. remains steady with an ever-expanding government tenant base. Boston is still suffering the aftershocks of corporate consolidations and is seeing modest improvements only in narrow segments of the market.
     Our Canadian markets have been our strongest recently owing to general economic improvement, steady job growth and modest new office development during the last cycle. With single digit vacancy, we believe these markets are poised for a near-term run of healthy growth.
     We were successful with our three biggest leasing challenges during 2005: Three World Financial Center in Lower Manhattan; 1625 Eye Street, N.W. in Washington, D.C.; and 33 South Sixth Street in Minneapolis, all of which began the year with substantial vacancy. We improved the occupancy at Three World Financial Center to 82% from 35% at the beginning of the year; 1625 Eye Street improved to 96% from 83%; and thanks to the expansion of Target Corporation, 33 South Sixth Street ended the year at 86% leased.
     Overall, we leased 3.8 million square feet of space portfolio-wide, approximately three times the amount contractually expiring. In the process, we increased our overall occupancy by 190 basis points to 94.6% and reduced 2006 rollover exposure by 90 basis points to 3.6%.
Investing
To stay competitive, last year we set out to invest side by side with joint venture partners, enhancing our returns through fees earned operating the venture. We successfully accomplished this through our Canadian office fund which was established and fully invested in one transaction. With the acquisition of the O&Y portfolio, our fifth major portfolio acquisition in 15 years, we expanded our platform in Toronto and Calgary and entered Ottawa, a new market for us. This acquisition, completed with institutional partners, increased our operating properties in Canada by 27 and added another key development site in Ottawa.
     We are working to accomplish similar results with our U.S. office fund. With approximately $4 billion of capacity, we will have significant buying power for office properties and portfolios in the United States. We are contributing approximately 30% of the equity to this fund.
Top: Brookfield Properties’ premier properties frame the Calgary skyline. Bankers Hall (left) and Petro Canada Centre (right) are at full occupancy owing to the booming Alberta economy.
Bottom: 75 State Street (center) and 53 State Street (right), Boston, comprise two million square feet of premier office space in the heart of New England’s historic financial district.

Share Buybacks
We continue to believe that there is value to be found in our common shares and during 2005 repurchased 2.7 million common shares of the company at an average price of $27.50. This brings the total number of shares repurchased since the inception of our normal course issuer bid in 1999 to 21 million at an average price of just under $15 per share.
Development
Fortifying Lower Manhattan as North America’s financial capital and enhancing the value of the World Financial Center, Goldman Sachs commenced construction on a 2.1 million square foot headquarters building at Site 26 in Battery Park City, adjacent to Three World Financial Center, during 2005. Through a cooperation agreement, we monetized our rights affecting this site, earning a $30 million fee.
     Looking forward, we have several major development projects on the horizon and during 2005 worked to position them for near-term activation. Given the rapidly decreasing vacancy rates in our major markets, we are working to secure anchor tenants for these sites while advancing design, planning and entitlements.
     During 2005, we acquired our 50% partner’s interest in the three-phase 2.5 million square foot mixed-use Bay Adelaide Centre project in Toronto, giving us the full flexibility and control to proceed unencumbered. Although smaller in scale, our 500,000 square foot Bankers Court sites in Calgary are exciting project prospects in this booming energy-based market.
     In Midtown Manhattan, we are planning a mixed-use project at our 2.5 million square foot site at 401 West 31st Street. In Downtown New York, we are studying ways to expand the retail areas at the World Financial Center in order to establish a destination shopping center, possibly timed to coincide with the reconnection of the Center with the World Trade Center transit station.
     We also have development sites in Ottawa and Denver which we are actively planning in order to monetize their value in the near-term.
Additional Highlights of 2005
•	Earned net income of $164 million or $0.69 per share;

•	Generated funds from operations of $435 million or $1.85 per share;

•	Enhanced the contributions coming from our residential development operations by capitalizing on a robust western Canadian economy;

•	Increased our dividend 70%, reflecting our belief in the strength of our underlying business.
Outlook
Turning our sights to 2006 and the continued growth of our company, we have been active with a number of strategic initiatives that will drive growth in funds from operations going forward.
     Our goals for 2006 are similar to those we set forth for 2005. In 2006, we are focused on commencing new office developments; expanding our office development platform by adding additional projects to our inventory; investing our substantial liquidity alongside institutional partners in order to enhance our returns; and supporting and expanding our residential operations in order to continue to capitalize on the strong Western Canadian economy.
     We plan on accomplishing these goals while keeping our core portfolio healthy and stable and our balance sheet strong. Our most important priority continues to be increasing occupancy by pro-actively managing our assets. Our average lease maturity at nine years is considerably longer than our peer average, ensuring stable cash flow. With fewer leases coming up for renewal each year, Brookfield Properties spends a fraction of the industry norm on tenant improvements and leasing commissions.
     During 2006 we will work to continue to redeploy capital from secondary markets and non-strategic assets into primary markets and strategic assets. In Calgary we plan to work to reposition some of the assets that we acquired with the O&Y portfolio and dispose of those which don’t fit with our long-term goals.
     We expect to remain active with our share buyback program as an efficient means of investing in high-quality office properties in the marketplace. We continue to be excited about the prospects in the future for Brookfield Properties and, on behalf of the management and Board of Directors, we thank you for your continued support.
Richard B. Clark
President & Chief Executive Officer
February 8, 2006
Top: TD Canada Trust Tower (left) and BayWellington Tower (right) comprise BCE Place, Toronto’s premier business address, also home to the Allen Lambert Galleria and the Hockey Hall of Fame.
Bottom: The four copper-crowned granite and glass office towers of the World Financial Center surround the North Cove Yacht Harbor on the Hudson River, at the forefront of Lower Manhattan.

Development
Over the past decade, we have worked to amass eight million square feet of high-quality, centrally-located development properties in major North American cities. As the economy rebounds and vacancy declines, continued supply constraints should create opportunities for us through the development of these projects. With a limited amount of new office product having been built during the past real estate cycle, we believe that development will play a key role in this next cycle. We are currently pursuing tenants to anchor these developments, all in various stages of design and planning, with construction expected to commence on a number of these sites during the next two years: Bay Adelaide Centre (Toronto), Bankers Court (Calgary), 401 West 31st Street (New York) and Place de Ville III (Ottawa). In addition to monetizeing these assets, we are seeking to build out and expand our development platform for future growth.
Top: Toronto
Situated in the heart of the downtown financial district and proximate to many of our premier office properties, the Bay Adelaide Centre is poised for development in 2006:
•	2.5 million square foot capacity

•	Three-phase mixed-use project

•	Connected to underground pedestrian PATH retail center

•	Below-grade infrastructure already in place
BCE Place III is the final phase of the BCE Place complex. Designed for 35 stories of office space, this project would have clear views of Lake Ontario. It is located adjacent to Union Station, the key transportation hub in the city core.
Middle: Midtown Manhattan
Our 401 West 31 Street development site is located directly across from the Farley Post Office on Ninth Avenue, which is currently being redeveloped as the Moynihan Train Station, New York’s most highly-trafficked commuter rail hub. Significant redevelopment is taking place in this neighborhood, including the expansion of the convention center.
• 2.5 million square foot capacity
• Pedestrian underground connection to the transit center
• Mixed-use phased retail/residential/office development
• Located in West Side redevelopment zone.
Bottom: Calgary
Bankers Court East and West development sites straddle Western Canada’s top office complex, Bankers Hall, in the heart of downtown Calgary. Currently utilized as parkades, the sites can accommodate a 300,000 square foot building (east) and 200,000 square foot building (west).
•	Connected by pedestrian skyway to Bankers Hall

•	15 story buildings

•	Development to include parking

•	30-month construction schedule

Toronto 2 Queen Street E. 105 Adelaide Street WestYonge/Richmond Centre Bay Adelaide Centre Development Site Exchange TowerBay Wellington Tower BCE III Development Site First Canadian Place HSBC Building TD Canada Trust Tower Midtown Manhattan 245 Park Avenue 401 West 31st Street Development Site 300 Madison Avenue Calgary Fifth Avenue Place Petro-Canada Centre Bankers Hall Bankers Court West Development Site Bankers Court East Development Site Gulf Canada Square

Acquisitions through Property Funds
Investing our liquidity with joint venture partners in a fund format enables us to enhance our returns. The properties acquired through the O&Y acquisition have been included in a Canadian office fund. We own a 25% interest in the fund and manage its operations. We are also establishing an acquisition fund to acquire central business district office assets in United States gateway markets. The fund size is $1 billion of equity to which we have committed $300 million. Leverage is not anticipated to exceed 75% on an overall basis, bringing the amount available for acquisitions to roughly $4 billion.
     Funds and their associated asset management fees represent an important area of growth for Brookfield Properties as we expand our assets under management. Our returns are enhanced through these fees which typically include a stable base fee for providing regular on-going services as well as performance fees that are earned when certain pre-determined benchmarks are exceeded. We also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

Core Properties of the
O&Y Acquisition	Square Feet (000’s)

1. First Canadian Place, Toronto	2,781

2. Gulf Canada Square, Calgary	1,145

3. Place de Ville I, Ottawa	1,089

4. Place de Ville II, Ottawa	1,043

5. Jean Edmonds Towers, Ottawa	645

6. 2 Queen Street E., Toronto	545

1 2 4 3 6 5

Residential Development: Record Results, Bright Outlook With lot and home sales setting new record levels, 2005 was the most profitable year ever for our residential development operations. Largely based in Western Canada, our market share stands at 24% in Calgary and 10% in Edmonton. Our strategy is simple: invest in growth quadrants of major centers with strong job creation and good quality of life, and assemble 500 to 1000 contiguous acres to provide master-planned community opportunities for home builders. For internal housing operations, the focus is on affordable housing. Our future prospects are strong, with a land inventory bank of approximately 37,000 lots held for development and 4,000 lots under development across the portfolio.

Portfolio by City
Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. Our portfolio comprises 66 commercial properties totaling 48 million square feet and ten development sites totaling over eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City, and BCE Place in Toronto.
UNITED STATES

						Effective	Brookfield’s
						Ownership	Effective
	Number of	Leased	Office	Retail/Other	Leasable Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%	000’s Sq. Ft.

New York
World Financial Center
One	1	87.0	1,520	108	1,628	100	1,628
Two	1	100.0	2,455	36	2,491	100	2,491
Three	1	81.5	1,179	53	1,232	100	1,232
Four	1	100.0	1,711	89	1,800	51	917
Retail		67.6	—	295	295	100	295
One Liberty Plaza	1	94.2	2,194	20	2,214	100	2,214
245 Park Avenue	1	99.5	1,630	62	1,692	51	863
300 Madison Avenue	1	100.0	1,089	5	1,094	100	1,094
Development 401 West 31st Street	1	—	2,500	—	2,500	100	2,500
Other	1	49.1	—	7	7	50	4

	9	94.9	14,278	675	14,953		13,238

Boston
53 State Street	1	86.6	1,091	70	1,161	51	592
75 State Street	1	100.0	742	260	1,002	51	511

	2	92.1	1,833	330	2,163		1,103

Washington, D.C.
1625 Eye Street	1	96.2	374	197	571	100	571
701 9th Street	1	100.0	340	207	547	100	547
Potomac Tower	1	100.0	236	203	439	100	439

	3	98.5	950	607	1,557		1,557

Denver
Republic Plaza
Office	1	86.2	1,247	—	1,247	100	1,247
Development and other	2	—	1,300	548	1,848	100	1,848
Trade Center	2	87.9	767	43	810	100	810

	5	86.9	3,314	591	3,905		3,905

Minneapolis
33 South Sixth Street	2	86.2	1,082	695	1,777	100	1,777
Dain Plaza	2	90.4	593	638	1,231	100	1,231

	4	87.9	1,675	1,333	3,008		3,008

Subtotal United States	23	93.1	22,050	3,536	25,586		22,811

CANADA

						Effective	Brookfield’s
						Ownership	Effective
	Number of	Leased	Office	Retail/Other	Leasable Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%	000’s Sq. Ft.

Toronto
BCE Place
Bay Wellington Tower	1	91.3	1,296	42	1,338	100	1,338
TD Canada Trust Tower	1	98.1	1,126	17	1,143	50	572
Retail, parking and office	2	98.4	136	809	945	75	704
First Canadian Place	1	94.7	2,409	372	2,781	25	695
Exchange Tower Block	2	93.1	1,136	257	1,393	58	812
Atrium on Bay	1	89.4	914	327	1,241	50	621
Hudson Bay Centre	1	87.4	536	556	1,092	25	273
2 Queen St. E	1	91.5	448	97	545	25	136
Queens Quay Terminal	1	97.5	428	75	503	100	503
151 Yonge St.	1	100.0	289	82	371	25	93
18 King St. E	1	87.9	219	33	252	25	63
2 St. Clair Ave. W	1	90.6	210	90	300	25	75
HSBC Building	1	100.0	188	37	225	100	225
40 St. Clair Ave. W	1	93.4	117	32	149	25	37
Developments
Bay Adelaide Centre	3		2,500		2,500	100	2,500
BCE Place III	1		800		800	65	520

	20	93.4	12,752	2,826	15,578		9,167

Calgary
Bankers Hall	3	99.5	1,943	750	2,693	50	1,347
Petro Canada Centre	2	99.9	1,707	245	1,952	50	976
5th Avenue Place	2	99.9	1,428	255	1,683	50	842
Gulf Canada Square	1	97.4	1,052	93	1,145	25	286
Altius Centre	1	99.5	303	75	378	25	95
840 - 7th Ave. SW	1	97.7	250	37	287	25	72
McFarlane Tower	1	99.3	233	44	277	25	69
Franklin Atrium	1	88.0	143	102	245	25	61
Altalink Place	1	100.0	77	28	105	25	26
Mount Royal Place	1	96.0	54	28	82	25	20
Franklin Building	1	100.0	51	38	89	25	22
Development
Bankers Court	2	—	500	—	500	50	250

	17	99.1	7,741	1,695	9,436		4,066

Ottawa
Place de Ville I	2	100.0	558	531	1,089	25	272
Place de Ville II	2	99.3	577	466	1,043	25	261
Jean Edmonds Towers	2	99.9	528	117	645	25	161
2204 Walkley	1	100.0	104	—	104	25	26
2200 Walkley	1	100.0	54	—	54	25	14
Development
Place de Ville III	1	—	500	—	500	25	125

	9	99.7	2,321	1,114	3,435		859

Other Commercial
Royal Centre, Vancouver	1	93.0	493	360	853	100	853
Canadian Western Bank, Edmonton	1	93.3	372	124	496	25	124
Enbridge Tower, Edmonton	1	98.3	178	34	212	25	53
330 St. Mary Avenue, Winnipeg	1	89.3	143	34	177	25	44
175 Hargrave Street, Winnipeg	1	71.0	69	5	74	25	19
4342 Queen Street, Niagara Falls	1	91.2	149	60	209	25	52
Other	1	96.0	71	3	74	100	74

	7	92.3	1,475	620	2,095		1,219

Subtotal Canada	53	95.9	24,289	6,255	30,544		15,311

Total portfolio	76	94.6	46,339	9,791	56,130		38,122

Less: non-controlling interests							(1,485)

Brookfield’s net effective ownership							36,637

Management’s Discussion and Analysis of Financial Results
FORWARD-LOOKING STATEMENTS
This annual report to shareholders, particularly the “Business Environment and Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis of Financial Results
February 8, 2006
PART I — OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with non-GAAP measures such as net operating income and funds from operations being reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$”.
The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) over the past two years as well as our financial position and future prospects. It should be read in conjunction with the audited consolidated financial statements and appended notes which begin on page 54 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. We use net operating income and funds from operations to assess the operating results of the company, as net operating income is an important measure in assessing operating performance and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally appreciate rather than depreciate. We provide the components of net operating income on page 35 and a full reconciliation from net income to funds from operations on page 34. Net operating income and funds from operations are both non-GAAP measures which do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by non-real estate companies.
Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

(Millions, except per share amounts)	2005	2004	2003

Results of operations
Net income
Excluding lease termination income and gains(1)	$164	$102	$162
Including lease termination income and gains	164	138	232
Net income per share — diluted
Excluding lease termination income and gains(1)	$0.69	$0.43	$0.67
Including lease termination income and gains	0.69	0.58	0.96
Common share dividends paid per share	0.65	0.42	0.34	(2)
Funds from operations
Excluding lease termination income and gains(1)	$435	$403	$343
Including lease termination income and gains	435	462	442
Funds from operations per share — diluted
Excluding lease termination income and gains(1)	$1.85	$1.70	$1.43
Including lease termination income and gains	1.85	1.95	1.85
Balance sheet data
Total assets	$9,513	$8,800	$8,382
Commercial properties	7,430	6,555	6,179
Commercial property debt	5,216	4,754	4,754
Shareholders’ equity	1,943	1,992	1,938

(1)	Exclusion of lease termination income and gains from these results is an additional non-GAAP measure which we believe provides readers with a supplemental basis for evaluating our on-going operations since lease terminations and gains are the result of unpredictable and opportunistic events. The 2004 and 2003 results included $60 million and $100 million, respectively, of lease termination income and gains ($36 million and $60 million, respectively, net of tax for purposes of net income). There was no lease termination income or gains in 2005.

(2)	Excludes the distribution of Brookfield Homes Corporation (“Brookfield Homes”). On January 6, 2003, we distributed all of the common shares of Brookfield Homes to common shareholders of record on January 2, 2003. Common shareholders received one common share of Brookfield Homes for each five common shares of Brookfield Properties held on the date of record, and the transaction was recorded as a distribution to shareholders at the carried value of our investment in Brookfield Homes.

OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. At December 31, 2005, the book value of Brookfield Properties’ assets was $9.5 billion. During 2005 we generated $164 million of net income ($0.69 per diluted share) and $435 million of funds from operations ($1.85 per diluted share).
COMMERCIAL PROPERTY OPERATIONS
Our strategy of owning, pro-actively managing and developing premier properties in supply-constrained, high-growth markets with high barriers to entry has created one of North America’s most distinguished portfolios of office properties. Our portfolio consists of 66 commercial properties totaling 48 million square feet and ten development sites totaling over eight million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. We intend to continue our strategy of concentrating operations within a select number of supply-constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.
We remain focused on the following strategic priorities:
•	Surfacing value from our properties through pro-active leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties and investing in joint venture opportunities with institutional partners who seek to benefit from the depth of our expertise;

•	Monetizing development assets as the economy rebounds and continued supply constraints create opportunities.
The following table summarizes our investment by market:

			Brookfield
		Leasable	Properties’			Net Book
	Number of	Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq.Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)	(Millions)

New York, New York	8	12,453	10,738	$3,824	$3,122	$702
Boston, Massachusetts	2	2,163	1,103	325	159	166
Washington, D.C.	3	1,557	1,557	395	357	38
Toronto, Ontario	16	12,278	6,147	1,399	704	695
Calgary, Alberta	15	8,936	3,816	570	409	161
Ottawa, Ontario	8	2,935	734	100	50	50
Denver, Colorado(1)	3	2,605	2,605	344	221	123
Minneapolis, Minnesota	4	3,008	3,008	429	180	249
Other	7	2,095	1,219	119	65	54

	66	48,030	30,927	$7,505	$5,267	$2,238
Office development sites	10	8,100	7,195	224	—	224

Total	76	56,130	38,122	$7,729	$5,267	$2,462

(1)	Includes $75 million of assets and $51 million of liabilities related to discontinued operations
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, Government of Canada, CIBC, Bank of Montreal, JPMorgan Chase, RBC Financial Group, Petro-Canada, Target Corporation and Imperial Oil. A detailed list of major tenants is included in Part III of this MD&A which deals with “Risks and Uncertainties” commencing on page 43.
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of our leases, when signed, extend between 10 and 20-year terms. As a result of this strategy, approximately 5% of our leases mature annually.

     Following is the breakdown of lease maturities by market with associated in-place rental rates:

				New York/Boston/			Toronto/Calgary/			Denver/Minneapolis/
	Total Portfolio			Washington, D. C.			Ottawa			Other
			Net			Net			Net			Net
			Rate			Rate			Rate			Rate
	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.
Year of Expiry	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$

Currently available	2,242	5.4		784	5.2		763	4.2		695	11.3
2006	1,463	3.6	$14	382	2.5	$15	772	3.6	$13	309	5.0	$10
2007	1,402	3.4	19	103	0.7	26	959	4.9	17	340	5.5	13
2008	3,427	8.3	17	717	4.8	27	2,110	6.1	13	600	9.7	12
2009	1,868	4.5	16	127	0.8	31	1,282	6.3	14	459	7.4	8
2010	3,457	8.3	25	689	4.6	38	2,254	12.5	21	514	8.3	10
2011	3,097	7.5	25	616	4.1	42	2,228	12.3	18	253	4.1	12
2012	2,378	5.8	20	664	4.4	20	1,370	7.6	19	344	5.6	17
2013 & beyond	28,696	53.2	25	12,091	72.9	33	12,411	42.5	17	4,194	43.1	12

	48,030	100.0	$25	16,173	100.0	$33	24,149	100.0	$17	7,708	100.0	$12

Weighted average market net rent			$25			$33			$20			$14

Commercial Development
We hold interests in over eight million square feet of high-quality, centrally-located development sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when significant pre-leasing targets with one or more lead tenants have been achieved. As the economy rebounds, continued supply constraints should create opportunities for us to enhance value through the development of these assets.
The following table summarizes our commercial development projects at December 31, 2005:

		Number
	Location	of Sites	Ownership	Sq. Ft.

New York, New York
401 West 31st Street	Ninth Avenue across from Moynihan Train Station	1	100%	2,500,000

Toronto, Ontario
Bay Adelaide Centre	Bay and Adelaide Streets	3	100%	2,500,000
BCE Place III	Third phase of BCE Place project	1	65%	800,000

Calgary, Alberta
Bankers Court	East and West Parkades adjacent to Bankers Hall	2	50%	500,000

Ottawa, Ontario
Place de Ville III	Third phase of Place de Ville project located at 300 Queen Street	1	25%	500,000

Denver, Colorado
425 15th Street	One block from Republic Plaza	1	100%	800,000
Tremont Garage	One block from Republic Plaza	1	100%	500,000

Total		10		8,100,000

Residential Development
Our wholly-owned subsidiaries, Carma Inc., Carma Developers LP and Brookfield Homes (Ontario), develop residential land and conduct homebuilding operations. These business units primarily entitle and develop land in master-planned communities and sell these lots to other homebuilders. Through these units we also build and sell homes. Operations are currently focused in four markets: Alberta, Ontario, Colorado and Texas. Most of the land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices. In addition, our development operations continue to benefit from the low interest rate environment and strong demand in the North American housing market.

We intend to continue to grow this business by selectively acquiring land that provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise. We acquire land only if we believe that it will provide a minimum return on invested capital.
We classify land into two categories, land held for development and land under development. Land held for development includes costs of acquiring land as well as general infrastructure costs to service the land within a community that is not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development which includes all underlying costs that are attributable to the phase of saleable lots, including the underlying land, roads, parks and housing construction costs.
The following table summarizes our residential land development at December 31, 2005:

	Under Development		Held for Development
		Book Value	Estimated	Book Value
	Number of Lots	(Millions)	Number of Lots	(Millions)

Alberta	2,713	$113	24,943	$156
Ontario	497	32	6,983	39
Colorado	729	19	2,931	23
Texas and other	158	2	1,859	7

Total	4,097	$166	36,716	$225

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:
•	Net income per share;

•	Net operating income;

•	Funds from operations per share;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.
While we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income, net operating income and funds from operations. While net income is calculated in accordance with generally accepted accounting principles (“GAAP’), net operating income and funds from operations are both non-GAAP financial measures which do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income on page 35 and a full reconciliation from net income to funds from operations on page 34 of this MD&A.
Net Income
Net income is calculated in accordance with GAAP. Net income is used as a key indicator in assessing the profitability of the company.
Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year sales and acquisitions.
Funds from Operations
Funds from operations is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. While we believe that funds from operations is the most relevant measure to analyze real estate as commercial properties generally appreciate rather than depreciate, we believe that both funds from operations and net income are both relevant measures. We compute funds from operations substantially in accordance with the definition provided by the Real Property Association of Canada (“RealPac”). Under this definition, funds from operations does not represent or approximate cash generated from operating activities determined in accordance with GAAP in Canada or the United States, and should not be considered as an alternative to GAAP measures. Accordingly, we provide a reconciliation of funds from operations to net income, consistent with the definition provided by RealPac as set out above. A reconciliation is not provided to cashflow from operating activities, as it is often subject to fluctuations based on the timing of working capital payments.

KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:
•	Increases in occupancies by leasing up vacant space;

•	Increases in rental rates as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.
We also believe that the key external performance drivers are:
•	The availability of new property acquisitions which fit into our strategic plan;

•	The availability of equity capital at a reasonable cost; and

•	The availability of debt capital at a cost and on terms conducive to our goals.
SIGNIFICANT EVENTS
During the fourth quarter, we completed the acquisition of a 25% joint venture interest in O&Y Properties Corporation and O&Y Real Estate Investment Trust (collectively, “O&Y”). The O&Y portfolio consists of 27 office properties and one development site totaling 11.6 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. Included in the portfolio is First Canadian Place, which is directly connected to Brookfield Properties’ Exchange Tower in Toronto. We serve as property and asset manager for the entire portfolio.
The following is a summary of our investment in the portfolio:

			Brookfield Properties’	Purchase Price
	Number of	Leasable Area	Owned Interest	Book Value
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)

Toronto, Ontario	6	4,397	1,099	$266
Calgary, Alberta	8	2,608	651	110
Ottawa, Ontario	8	2,935	734	97
Edmonton, Alberta	2	708	177	14
Winnipeg, Manitoba	2	252	63	3
Niagara Falls, Ontario	1	209	52	2

	27	11,109	2,776	$492
Office development site	1	500	125	3

Total commercial and development properties	28	11,609	2,901	$495

Accounts receivable and other assets				14
Intangible assets				56
Accounts payable and other liabilities assumed				(14)
Intangible liabilities				(97)
Future income tax liabilities assumed				(26)
Commercial property debt assumed(1)				(246)

Total purchase price				$182

(1)	Includes acquisition financing of $110 million

PART II — FINANCIAL STATEMENT ANALYSIS
ASSET PROFILE
Our total asset book value was $9.5 billion at December 31, 2005, an increase of $713 million from 2004. The increase in total assets is primarily attributable to the acquisition of the O&Y portfolio, as well as the impact of the strengthening Canadian dollar. The following is a summary of our assets over the past two years:

(Millions)	2005	2004

Commercial properties	$7,430	$6,555
Development properties	615	716
Receivables and other	955	739
Restricted cash and deposits	316	297
Marketable securities	58	285
Cash and cash equivalents	64	112
Assets related to discontinued operations	75	96

Total	$9,513	$8,800

COMMERCIAL PROPERTIES
Our acquisition of the O&Y portfolio accounts for the majority of the increase in book value of commercial properties from December 31, 2004. Our 25% joint venture interest in the O&Y portfolio was purchased for approximately $182 million, after the assumption of debt and acquisition financing totaling $110 million in the fourth quarter of 2005 and comprises 11.6 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg.
Both Three World Financial Center and Hudson’s Bay Centre were reclassified to commercial properties in 2005. The consolidated carrying value of our North American properties is approximately $243 per square foot, significantly less than the estimated replacement cost of these assets.
A breakdown of our commercial properties by region is as follows:

		Brookfield Properties’	2005	2004
	Leasable Area	Owned Interest	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)

New York, New York	12,453	10,738	$3,824	$3,542
Boston, Massachusetts	2,163	1,103	325	328
Washington, D.C.	1,557	1,557	395	397
Toronto, Ontario	12,278	6,147	1,399	1,068
Calgary, Alberta	8,936	3,816	570	448
Ottawa, Ontario	2,935	734	100	—
Denver, Colorado(1)	2,605	2,605	344	370
Minneapolis, Minnesota	3,008	3,008	429	414
Other	2,095	1,219	119	84

Total	48,030	30,927	$7,505	$6,651

(1)	Includes $75 million and $96 million of discontinued operations at December 31, 2005 and 2004, respectively
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant installation costs in 2005 totaled $123 million, compared with the $82 million expended in 2004. The increase was a result of tenant improvements incurred on the lease-up of space at Three World Financial Center.
On an annual basis, one to three million square feet of leases expire on average with a cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per square foot. The average expenditure on tenant inducements across the portfolio over the last two years was $10 per square foot.

Tenant installation costs are summarized as follows:

(Millions)	2005	2004

Leasing commissions	$15	$15
Tenant improvements	108	67

Total	$123	$82

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Due to the relatively recent construction and major renovation of our core properties as well as high-quality construction standards, our recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $21 million in 2005, compared with $26 million in 2004. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments.
Capital expenditures include revenue-enhancing capital expenditures which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and include non-revenue enhancing expenditures, which are those required to extend the service life of an asset.
The details of our capital expenditures are summarized as follows:

(Millions)	2005	2004

Revenue enhancing	$15	$14
Non-revenue enhancing	6	12

Total	$21	$26

ASSETS RELATED TO DISCONTINUED OPERATIONS
In the third and fourth quarters of 2005, two properties, the Colorado State Bank Building (“CSBB”) and the World Trade Center Denver (“WTD”), respectively, met the criteria for being classified as held for sale. The sale of CSBB closed in December 2005 and the disposition of WTD was completed in January 2006. We have reclassified $75 million (2004 — $96 million) of assets and $51 million
(2004 — $64 million) of liabilities to discontinued operations in connection with these properties.
DEVELOPMENT PROPERTIES
Development properties consist of commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in our land development business. The total book value of this development land and infrastructure was $615 million at December 31, 2005, a decrease of $101 million from $716 million in 2004. The decrease is primarily attributable to the reclassification of both Three World Financial Center and Hudson’s Bay Centre to commercial properties, offset by the purchase of the remaining 50% interest in the Bay Adelaide Centre in Toronto and the expansion of our residential development business.
The components of our development properties are as follows:

(Millions)	2005	2004

Commercial developments	$224	$399
Residential development	391	317

Total	$615	$716

Commercial developments
The details of the commercial development property portfolio are as follows:

	Buildable
(Millions)	Sq. Ft.	2005	2004

Bay Adelaide Centre, Toronto	2,500,000	$191	$101
Three World Financial Center, New York(1)	—	—	248
Hudson’s Bay Centre, Toronto(1)	—	—	29
Other:
401 West 31st Street, New York	2,500,000
BCE Place III, Toronto	800,000
Bankers Court, Calgary	500,000
Place de Ville III, Ottawa	500,000
425 15th Street, Denver	800,000
Tremont Garage, Denver	500,000

	5,600,000	33	21

Total	8,100,000	$224	$399

(1)	Reclassified to commercial properties in 2005
Although we are not a speculative developer, we are a full-service real estate company with in-house development expertise. With approximately 8.1 million square feet of high-quality, centrally-located development properties in New York, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns are adequate and significant pre-leasing of space has been achieved.
In the fourth quarter of 2005, we increased our ownership in the Bay Adelaide Centre development to 100% by acquiring the remaining 50% interest at a price of $90 million, payable with $70 million cash and a $20 million vendor take-back mortgage. This project has in place full below-grade infrastructure to service 2.5 million square feet of office and residential space. A fully operational underground parking facility is currently generating revenue.
We also own expansion rights for a third office tower at BCE Place, our flagship Toronto office complex, which includes approximately 800,000 square feet of density. We have similar rights to develop 2.5 million square feet at 401 West 31st Street in Midtown Manhattan, New York; 500,000 square feet of office space at Bankers Court in Calgary; 500,000 square feet at Place de Ville III in Ottawa; 800,000 square feet at 425 15th Street in Denver; and 500,000 square feet at Tremont Garage in Denver.
The details of our development and redevelopment expenditures on commercial and development properties are as follows:

(Millions)	2005	2004

Construction costs	$30	$21
Interest capitalized	15	14
Property taxes and other	5	20

Total	$50	$55

Residential development
Our land development operations are focused in four markets: Alberta, Ontario, Colorado, and Texas. The book value of these investments at December 31, 2005 was $391 million, compared with $317 million at the end of 2004. The increase was primarily attributable to acquisitions and the strengthening of the Canadian dollar, offset by residential inventory sold.
The details of our residential development property portfolio are as follows:

(Millions)	2005	2004

Under development	$166	$132
Held for development	225	185

Total	$391	$317

The details of the residential development land under development and held for development are as follows:

	Number of Lots		Book Value (Millions)
Under Development	2005	2004	2005	2004

Alberta	2,713	2,585	$113	$90
Ontario	497	748	32	16
Colorado	729	818	19	22
Texas and other	158	30	2	4

Total	4,097	4,181	$166	$132

	Estimated
	Number of Lots		Number of Acres		Book Value (Millions)
Held for Development	2005	2004	2005	2004	2005	2004

Alberta	24,943	23,795	4,428	4,215	$156	$125
Ontario	6,983	5,738	1,364	1,164	39	28
Colorado	2,931	3,222	548	666	23	24
Texas and other	1,859	2,080	541	575	7	8

Total	36,716	34,835	6,881	6,620	$225	$185

RECEIVABLES AND OTHER ASSETS
Receivables and other assets increased to $955 million at December 31, 2005 from $739 million at December 31, 2004. Receivables and real estate mortgages increased by $116 million to $551 million at December 31, 2005 primarily as a result of the expansion of our land and housing operations and additional straight-line and free rent receivable recognized during the year. In September 2003, the CICA issued EIC 140 “Accounting for Operating Leases Acquired in either an Asset Acquisition or a Business Combination” in which the Emerging Issues Committee of the CICA concluded that an enterprise that acquires real estate should allocate a portion of the purchase price to in-place operating leases, based on their fair value that the enterprise acquires in connection with the real estate property. Accordingly, we assessed the fair value of acquired intangible assets and liabilities, including tenant improvements, above- and below-market leases, origination costs, and other identified intangible assets and assumed liabilities, and have allocated $125 million (2004 —$70 million) to tenant relationships and above market leases in connection with the O&Y acquisition and certain other previous purchases.
The components of receivables and other assets are as follows:

(Millions)	2005	2004

Receivables and real estate mortgages	$551	$435
Prepaid expenses and other assets	279	234
Intangible assets	125	70

Total	$955	$739

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits increased to $316 million from $297 million in 2004. The increase is primarily a result of the proceeds we reinvested from the sale of CSBB. These proceeds are being held by a qualified intermediary for reinvestment in commercial properties. Included in restricted cash and deposits is $256 million (2004 — $268 million) of short-term government securities held in a trust account to match interest and principal payments of the $246 million mortgage on One Liberty Plaza maturing in 2007. In 2004, our commercial debt in respect to One Liberty Plaza was presented net of the related defeasance securities. To conform with current year presentation, these securities have been reclassified to restricted cash and deposits.
CASH AND MARKETABLE SECURITIES
We endeavor to maintain high levels of liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities which contribute investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines. These funds are invested in short-term marketable securities. Marketable securities consist of a portfolio of fixed-rate corporate bonds which are carried at amortized cost with a fair value which approximates their book value at an average yield of 2.6%. The bond portfolio matures over the next two years.

As at December 31, 2005, cash balances decreased to $64 million from $112 million at December 31, 2004 and marketable securities decreased to $58 million from $285 million at December 31, 2004, as these funds were used to purchase our interest in the O&Y portfolio and the remaining 50% interest in the Bay Adelaide Centre.
UTILIZATION OF CASH RESOURCES
The following table illustrates the utilization of cashflow generated by our operating activities, and our financing and investing initiatives:

(Millions)	2005	2004	Total

Cashflow from operating activities	$106	$459	$565

Financing
Borrowings, net of repayments	283	(182)	101
Net issuance of preferred shares	—	261	261
Net repurchase of common shares	(66)	(33)	(99)
Shareholder distributions	(149)	(261)	(410)

	68	(215)	(147)

Investing
Marketable securities	227	(18)	209
Acquisitions of real estate, net	(359)	(144)	(503)
Development and redevelopment	(50)	(55)	(105)
Restricted cash and deposits	(19)	(21)	(40)
Capital expenditures	(21)	(26)	(47)

	(222)	(264)	(486)

Decrease in cash	$(48)	$(20)	$(68)

Cashflow from operating activities represents the primary source of liquidity to service debt, to fund deferred maintenance and leasing costs and to fund distributions on shares. Cashflow from operating activities is dependent upon occupancy levels of properties owned, rental rates achieved and timing of the collection of receivables and payment of payables.

LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $9.5 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity over the past two years are as follows:

(Millions)	2005	2004

Liabilities
Commercial property debt	$5,216	$4,754
Accounts payable and other liabilities	626	452
Future income tax liability	188	96
Liabilities related to discontinued operations	51	64
Capital securities	1,101	1,069
Non-controlling interests	59	53
Preferred equity — subsidiaries	329	320
Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	1,898	1,947

Total	$9,513	$8,800

COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $5.2 billion at December 31, 2005, compared with $4.8 billion at December 31, 2004. The increase during 2005 is due to the acquisition of the O&Y portfolio, the strengthening of the Canadian dollar and additional corporate borrowing, offset by principal amortization. Commercial property debt at December 31, 2005 had an average interest rate of 6.5% and an average term to maturity of nine years. Predominantly all of our commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company.
Our financing targets and results are set out in the following table:

	Three year		Annual Results
Objective	average		2005		2004		2003

Maintain debt to total market capitalization of 50% or less	38%		34%		37%		42%
Move toward long-term goal of 95% non-recourse debt	89%		88%		93%		86%
Maintain interest expense coverage of 2.3x or greater	2.5	x	2.6	x	2.6	x	2.3	x

In addition, we attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At December 31, 2005, both the average term to maturity of our commercial property debt and our average lease term was nine years.
During 2005, we financed or refinanced $684 million of commercial property debt. The details are as follows:

	Financed / Refinanced
(Millions)	Mortgage	Interest Rate %

Corporate revolver facility	$350	LIBOR + 110bps
One World Financial Center, New York	300	LIBOR + 100bps
Atrium on Bay, Toronto	34	CDOR + (95bps-115bps)

Total	$684

We increased our bank credit facility by $200 million to $350 million at a rate of LIBOR + 110 basis points, a reduction of five basis points from the previous facility. The bank credit facility is in the form of a three-year revolving facility and was drawn in the amount of $274 million as at December 31, 2005 ($20 million at December 31, 2004). We refinanced One World Financial Center with a $300 million, three-year recourse mortgage debt at a rate of LIBOR + 100 basis points. We also refinanced Atrium on Bay for $34 million on a one-year floating rate basis at a rate ranging from 95 to 115 basis points over the one-month CDOR Interbank rate while the asset is repositioned.
As at December 31, 2005, we had approximately $397 million (December 31, 2004 — $216 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates, $172 million of which is included in capital securities and the remainder of the indebtedness balance is included in our commercial property debt. Interest expense related to this indebtedness, including preferred dividends reclassified to interest expense, totaled $9 million in 2005, compared to $6 million in 2004, and was recorded at the exchange amount.

The details of commercial property debt at December 31, 2005 are as follows:

				Brookfield
				Properties’
		Interest	Maturity	Proportionate
Commercial Property	Location	Rate %	Date	Share (Millions)	Mortgage Details

Atrium on Bay	Toronto	4.30	2006	$34	Non-recourse, floating rate
One Liberty Plaza(1)	New York	6.98	2007	246	Non-recourse, fixed rate
TD Canada Trust Tower	Toronto	6.60	2007	108	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.43	2008	112	Non-recourse, fixed rate
One World Financial Center	New York	5.39	2009	300	Recourse, floating rate
First Canadian Place	Toronto	8.06	2009	64	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	243	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	407	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	67	Non-recourse, fixed rate
Potomac Tower	Washington	4.72	2011	75	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	57	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	659	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	341	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	306	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	155	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	2014	170	Non-recourse, fixed rate
1625 Eye Street	Washington	6.00	2014	129	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	44	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	72	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	97	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	83	Non-recourse, fixed rate
701 9th Street	Washington	6.73	2028	153	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	87	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
300 Madison Avenue	New York	3.55	2012	109	Non-recourse, floating rate
Corporate credit facilities	—			324	Recourse, floating rate
O&Y acquisition financing and other assumed debt	—			187	Various terms
Development and other debt	—			187	Various terms

Total		6.50%		$5,216

(1)	Included in restricted cash and deposits is $256 of securities to match interest and principal payments on this commercial property debt
Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate at
Year	Amortization	Maturities	Total	Dec. 31, 2005

2006	$60	$210	$270	5.2%
2007	263	371	634	6.5%
2008	197	180	377	5.8%
2009	174	663	837	5.4%
2010	185	4	189	6.4%
2011 and thereafter	—	2,909	2,909	6.5%

Total	$879	$4,337	$5,216	6.5%

The most significant maturity in the next five years is the floating-rate recourse mortgage which was placed on One World Financial Center in 2003, and refinanced in 2005, in order to facilitate flexibility in tenant discussions on this project and to minimize borrowing costs. We expect to refinance this facility in the future with long-term, fixed-rate debt.

CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years:

		Payments Due By Period
(Millions)	Total	1 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt	$5,216	$1,281	$1,026	$2,909
Residential development debt	158	155	3	—
Capital securities(1)	929	—	172	757
Interest expense(2)
Commercial property debt	2,463	848	445	1,170
Capital securities(1)	415	193	96	126

(1)	Excludes Class AAA Series E, as these are retractable at the holder’s option or redeemable at our option at any time

(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
Additionally, we have properties situated on land held under leases or other agreements largely expiring on or before the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $959 million in total on an undiscounted basis.
Credit Ratings
We are currently rated by two credit rating agencies, Dominion Bond Rating Service (“DBRS”) and Standard and Poors (“S&P”). We are committed to arranging our affairs to maintain these ratings and improve them further over time.
The credit ratings for the company at December 31, 2005 and at the date of this report were as follows:

	DBRS	S&P

Corporate rating	BBB(high)	BBB
Preferred shares	Pfd-3(high)	P3(high)

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not recommendations to purchase, hold or sell the company’s common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are fully or proportionately consolidated in the financial statements except for our investment in Brookfield LePage Johnson Controls and a 25% investment in a residential development project in Toronto, which are both equity accounted.
We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in Note 22 to the consolidated financial statements.
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $626 million in 2005, compared with $452 million in 2004. The increase is primarily due to the adoption of CICA issued EIC 140 “Accounting for Operating Leases Acquired in either an Asset Acquisition or a Business Combination” in which the Emerging Issues Committee of the CICA concluded that an enterprise that acquires real estate should allocate a portion of the purchase price to in-place operating leases, based on their fair value, that the enterprise acquires in connection with the real estate property. Accordingly, we allocated $126 million (2004 — $28 million) to below-market tenant leases and unfavorable ground leases assumed. The balance of the change is due to additional accrued interest as a result of higher debt balances and an increase in operating payables relating to the expansion of our land and housing operations. Total debt attributable to land development at December 31, 2005 was $158 million, compared with $135 million in 2004. This financing is primarily recourse in nature to our land development subsidiaries and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 5.0% at December 31, 2005 (2004 — 4.2%).

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	2005	2004

Accounts payable	$342	$289
Residential development debt	158	135
Intangible liabilities	126	28

Total	$626	$452

FUTURE INCOME TAXES
At December 31, 2005, we had a future income tax liability of $188 million compared to $96 million at December 31, 2004, an increase of $92 million, primarily reflecting the acquisition of the O&Y portfolio and the utilization of tax losses during 2005.

(Millions)	2005	2004

Future income tax liabilities related to difference in tax and book basis, net	$541	$568
Future income tax assets related to non-capital losses and capital losses	(353)	(472)

Total	$188	$96

CAPITAL SECURITIES
Effective January 1, 2005, we adopted an amendment to CICA Handbook section 3861, “Financial Instruments – Disclosure and Presentation,” retroactively with restatement of prior periods. This amendment requires financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. As a result, certain of our Class AAA preferred shares previously included in shareholders’ equity were reclassified to liabilities under the caption “capital securities.” See Note 2 to the consolidated financial statements for further discussion.
We have the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	2005	2004

Class AAA Series E	8,000,000	70% of bank prime	$172	$167
Class AAA Series F	8,000,000	6.00%	172	167
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	173	167
Class AAA Series I	8,000,000	5.20%	172	167
Class AAA Series J	8,000,000	5.00%	172	167
Class AAA Series K	6,000,000	5.20%	130	124

Total			$1,101	$1,069

For redemption dates, refer to Note 14 of the consolidated financial statements
NON-CONTROLLING INTERESTS
In addition to our 100% owned subsidiaries, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than BCE Place in Toronto and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our interests in our New York, Boston and Washington, D.C. assets.
The following table details the components of non-controlling interests:

(Millions)	Others’ Equity Ownership	2005	2004

Common shares of BPO Properties	11.0%	$47	$42
Limited partnership units of Brookfield Financial Properties	0.6%	12	11

Total		$59	$53

Non-controlling interests in BPO Properties increased to $47 million at December 31, 2005 from $42 million at December 31, 2004 primarily due to earnings in 2005 in excess of distributions.

PREFERRED EQUITY — SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $329 million of preferred equity outstanding at December 31, 2005 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interests expense.
The following table details the preferred shares issued by our subsidiaries:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	2005	2004

BPO Properties
	1,805,489	Series G	70% of bank prime	$39	$38
	3,816,527	Series J	70% of bank prime	82	80
	300	Series K	30-day BA + 0.4%	129	124
	2,847,711	Series M	70% of bank prime	62	59
	800,000	Series N	30-day BA + 0.4%	17	17

				$329	$318
100%-owned subsidiaries				—	2

Total				$329	$320

During 2005, dividends of $10 million were paid on preferred shares issued by our subsidiaries, compared with $12 million in 2004. The decrease is related to the redemption of $120 million of preferred shares issued by one of our 100%-owned subsidiaries in 2004 and a further $2 million in 2005.
PREFERRED EQUITY — CORPORATE
At December 31, 2005 we had $45 million of preferred equity outstanding. Similar to the preferred shares issued by subsidiaries, these preferred shares represent low-cost capital to us, without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as capital distributions.
We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	2005	2004

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

For detailed terms on our preferred shares, refer to our Annual Information Form.
During 2005, we paid preferred dividends of $2 million, consistent with 2004.
COMMON EQUITY
On February 9, 2005, our Board of Directors approved a three-for-two stock split in the form of a stock dividend. Shareholders received one Brookfield Properties common share for each two common shares held. The stock dividend was paid on March 31, 2005 to shareholders of record at the close of business on March 15, 2005.
As at December 31, 2005, we had 231,209,625 issued and outstanding common shares. On a diluted basis, we had 235,851,586 common shares outstanding, calculated as follows:

	2005	2004(1)

Common shares outstanding	231,209,625	233,387,780
Unexercised options	4,641,961	4,692,869

Common shares outstanding — diluted(2)	235,851,586	238,080,649

Common shares repurchased	2,693,500	2,114,850

(1)	Adjusted for the three-for-two common stock-split on March 31, 2005

(2)	Includes all potential common shares at December 31, 2005
The diluted book value per common share at December 31, 2005 was $8.35 compared with $8.41 at December 31, 2004. During the year ended December 31, 2005, we repurchased 2.7 million common shares under our normal course issuer bid at an average price of $27.50 per share. Since the inception of the normal course issuer bid in 1999, we have repurchased approximately 21 million shares at an average price of $14.97 per share on a post-split adjusted basis.
At December 31, 2005, the book value of our common equity was $1.9 billion, compared with a market equity capitalization of approximately $6.8 billion, calculated as total common shares outstanding multiplied by $29.42, the closing price per common share on the New York Stock Exchange on December 30, 2005.
CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders.
Contractual rent is the primary driver of cashflow from operating activities, which represents the primary source of liquidity to fund debt service, dividend payments and recurring capital and leasing costs in our commercial property portfolio. Sufficient cashflows are generated by our properties to service these obligations. We seek to increase income from our existing properties by maintaining quality standards which promote high occupancy rates and permit increases in rental rates while reducing tenant turnover and controlling operating expenses. Other sources of revenue include third-party fees generated by our real estate management, leasing and development businesses. In addition, our tax status as a corporation and substantial tax loss pools allow us to reinvest and retain cash generated by our operations without incurring cash taxes.
Our commercial property debt is primarily fixed-rate and non-recourse. These investment-grade financings are typically structured up to 70% loan-to-appraised value basis. In addition, in certain circumstances when a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.
COST OF CAPITAL
We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.
As at December 31, 2005, our weighted average cost of capital, assuming a 12% return on equity, was 8.1% (2004 – 8.0%). Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing which can be placed on our assets, a function of the high-quality nature of both the assets and the tenant base which comprise our portfolio. The increase over the prior year is due to a general increase in interest rates resulting in a higher cost of floating rate debt.
The following schedule details the capitalization of the company at the end of 2005 and 2004 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	2005	2004	2005	2004

Liabilities
Commercial property debt	6.5%	6.5%	$5,267	$4,818
Residential debt	3.2%	2.7%	158	135
Capital securities	5.1%	5.0%	1,101	1,069
Non-controlling interests	12.0%	12.0%	59	53
Preferred equity — subsidiaries	3.6%	3.0%	329	320
Shareholders’ equity
Preferred equity — corporate	4.5%	4.5%	45	45
Common equity	12.0%	12.0%	6,802	5,818

Total(3)	8.1%	8.0%	$13,761	$12,258

(1)	As a percentage of average book value

(2)	Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares

(3)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

OPERATING RESULTS
NET INCOME
Our net income for the year ended December 31, 2005 was $164 million ($0.69 per diluted share) compared to $138 million ($0.58 per diluted share) in 2004. The net increase is largely a result of:
•	$64 million of growth ($0.18 per diluted share) from our residential development operations which continues to benefit from the low interest rate environment and strong demand in the North American housing market;

•	the retroactive adoption of CICA Handbook section 3861, “Financial Instruments – Disclosure and Presentation,” resulted in the recognition of a $63 million ($0.18 per diluted share) unrealized foreign exchange loss in 2004 (refer to Note 2 of the consolidated financial statements);

•	a $30 million fee received from Goldman Sachs in 2005 pursuant to a cooperation agreement permitting the commencement of construction on Site 26 in New York, as compared to $60 million in lease termination income realized in the second quarter of 2004 ($0.09 per diluted share) and a leasing fee of $16 million ($0.04 per diluted share) realized upon the successful completion of a sublease at 300 Madison Avenue in the first quarter of 2004; and

•	an increase in interest expense of $26 million ($0.07 per diluted share) related to additional corporate borrowings, a full year of interest carry and amortization on the Washington, D.C. properties acquired in 2004, interest and amortization related to the O&Y acquisition, and the cessation of interest capitalization on Three World Financial Center in the first quarter of 2005.
Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

(Millions)	2005	2004	2003

Total revenue and gains	$1,549	$1,442	$1,363

Net operating income
Commercial property operations
Operating income from commercial properties	$680	$671	$586
Operating income from properties sold(1)	11	12	11
Lease termination income and gains	—	60	100

Total commercial property operations	691	743	697
Residential development operations	106	42	31
Interest and other income	37	47	62

	834	832	790

Expenses
Interest	330	304	279
Interest related to discontinued operations(1)	5	5	4
General and administrative	48	41	44
Non-controlling interests expense	16	20	21

Funds from operations and gains	435	462	442
Depreciation and amortization	163	140	76
Depreciation and amortization related to discontinued operations(1)	5	5	3
Unrealized foreign exchange on preferred share restatement	—	63	29
Future income taxes and other provisions	103	116	102

Net income	$164	$138	$232

Net income per share – diluted
Prior to discontinued operations and lease termination income and gains	$0.69	$0.42	$0.65
Discontinued operations	—	0.01	0.02
Lease termination income and gains	—	0.15	0.29

	$0.69	$0.58	$0.96

Funds from operations per share — diluted
Prior to discontinued operations and lease termination income and gains	$1.82	$1.67	$1.40
Discontinued operations	0.03	0.03	0.03
Lease termination income and gains	—	0.25	0.42

	$1.85	$1.95	$1.85

(1)	Refer to page 40 for further details on discontinued operations

It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield Properties, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITs”), as REITs are not subject to taxation, provided they remain in compliance with specific tax codes.
Our net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2005	2004	2003

Net income	$164	$138	$232
Preferred share dividends	(2)	(2)	(2)

Net income available to common shareholders	$162	$136	$230

Weighted average shares outstanding — basic	232.1	234.0	236.1
Net income per share — basic	$0.70	$0.58	$0.96

Weighted average shares outstanding — diluted	234.2	235.7	237.9
Net income per share — diluted	$0.69	$0.58	$0.96

Weighted average shares outstanding — basic	232.1	234.0	236.1
Unexercised options	2.1	1.7	1.8

Weighted average shares outstanding — diluted	234.2	235.7	237.9

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Millions)	2005	2004	2003

Net income	$164	$138	$232
Add:
Depreciation and amortization(1)	168	145	79
Unrealized foreign exchange on preferred share restatement	—	63	29
Future income taxes and other provisions	103	116	102

Funds from operations and gains	$435	$462	$442

Less:
Lease termination income and gains(2)	—	(59)	(99)

Funds from operations	$435	$403	$343

(1)	Includes depreciation and amortization from the consolidated income statements of $163 million, $140 million and $76 million and depreciation and amortization from discontinued operations of $5 million, $5 million and $3 million for the years ended December 31, 2005, 2004 and 2003, respectively

(2)	Net of non-controlling interests expense
After providing for preferred share dividends, our funds from operations per diluted share, excluding lease termination income and gains, is calculated as follows:

(Millions, except per share amounts)	2005	2004	2003

Funds from continuing operations	$435	$403	$343
Preferred share dividends	(2)	(2)	(2)

	$433	$401	$341

Weighted average shares outstanding	234.2	235.7	237.9
Funds from operations per share	$1.85	$1.70	$1.43

Excluding lease termination income and gains, funds from operations increased 9% to $1.85 per share during year 2005 compared with $1.70 per share in 2004.
Our 2005 results include a special fee of $30 million ($0.13 per share) received from Goldman Sachs pursuant to a cooperation agreement permitting the commencement of construction on certain lands adjacent to the company’s World Financial Center in New York, known as Site 26. The 2004 results included lease termination income of $60 million ($0.25 per share) in conjunction with the termination of a previously existing lease and the commencement of a new lease at One World Financial Center in New York. The 2003 gains related to the sale of a 49% interest in 245 Park Avenue in New York totaling $100 million ($0.42 per share).
The components of revenue and gains are as follows:

(Millions)	2005	2004	2003

Commercial property operations
Revenue from current properties, including fee income	$1,051	$1,006	$921
Recurring fee income	22	20	20
Non-recurring fee and other income	30	27	15
Revenue from discontinued operations	20	21	20
Lease termination income and gains	—	60	100

Total commercial property revenue	1,123	1,134	1,076
Revenue from residential development operations	389	261	225

Revenue from commercial property and residential development operations	1,512	1,395	1,301
Interest and other	37	47	62

Total	$1,549	$1,442	$1,363

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income contributed $650 million in 2005 compared with $644 million in 2004 and $571 million in 2003. Including non-recurring fees, lease termination income and gains, net operating income was $680 million in 2005 compared with $731 million in 2004 and $686 million in 2003.
The components of commercial property net operating income are as follows:

(Millions)	2005	2004	2003

Rental revenue	$1,051	$1,006	$921
Recurring fee income	22	20	20
Property operating costs	(423)	(382)	(370)

Net operating income	650	644	571
Non-recurring fee and other income	30	27	15
Lease termination income and gains	—	60	100

Net operating income including lease termination income and gains	$680	$731	$686

The growth in net operating income in each of the past two years is as follows:

(Millions)	2005	2004

Net operating income, prior year(1)	$644	$571
(a) Contractual rent increases and straight-line rental income, net	(3)	27
(b) Leasing activity	(1)	4
(c) Acquisitions, net of dispositions	8	42
(d) Recurring fee income	2	—

Net operating income, end of year	$650	$644
(e) Non-recurring fee and other income	30	27
(f) Lease termination income	—	60

Net operating income including lease termination income, end of year	$680	$731

(1)	Prior year net operating income has been restated for discontinued operations
(a) Contractual rent increases and straight-line rental income, net
Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. During the year ended December 31, 2005, net operating income was negatively impacted by $3 million due to contractual rent increases, offset by a decrease in straight-line rental income. During the year ended December 31, 2004, contractual rent increases and straight-line rental income contributed $27 million to net operating income, including the adoption of CICA Handbook Section 1100, “Generally Accepted Accounting Principles” in 2004 which resulted in an additional $22 million of straight-line rental income in 2004.

(b) Leasing activity
Although occupancy increased, net operating income was negatively impacted in 2005, largely due to increased vacancies of higher rent space at 53 State Street in Boston and One World Financial Center in New York. At December 31, 2005, average in-place net rents throughout the portfolio remained flat at $23 per square foot as compared to December 31, 2004.
The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at December 31, 2005:

	Gross	Avg.	Avg. In-place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	2,786	19	$39	$55
Lower Manhattan	9,667	9	31	25
Boston, Massachusetts	2,163	6	29	30
Washington, D.C.	1,557	15	30	38
Toronto, Ontario	12,278	7	22	22
Calgary, Alberta	8,936	8	16	24
Ottawa, Ontario	2,935	5	10	14
Denver, Colorado	2,605	4	14	15
Minneapolis, Minnesota	3,008	8	8	13
Other	2,095	11	9	14

Total(1)	48,030	10	$23	$25

(1)	Excludes developments
Our occupancy rate in our primary markets of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa increased by 160 basis points to 95.6% at December 31, 2005 compared with 94.0% at December 31, 2004 with the acquisition of the O&Y portfolio and the continuing lease-up of Three World Financial Center in New York and 1625 Eye Street in Washington, D.C. Our occupancy rate in Denver, Minneapolis and other secondary markets increased by 250 basis points to 88.7% at December 31, 2005, compared with 86.2% at December 31, 2004 with the continuing lease-up of 33 South Sixth Street where the retail redevelopment project at Minneapolis City Center is nearing completion.
A summary of current and historical occupancy levels for the past two years is as follows:

	Dec. 31, 2005		Dec. 31, 2004
	Total		Total
	Square	%	Square	%
(Thousands of square feet)	Feet	Leased	Feet	Leased

New York, New York	12,453	94.9	12,453	92.1
Boston, Massachusetts	2,163	92.1	2,163	96.8
Washington, D.C.	1,557	98.5	1,557	93.2
Toronto, Ontario	12,278	93.4	7,882	93.3
Calgary, Alberta	8,936	99.1	6,331	98.4
Ottawa, Ontario	2,935	99.7	—	—
Denver, Colorado	2,605	86.9	3,017	85.4
Minneapolis, Minnesota	3,008	87.9	3,008	85.8
Other	2,095	92.3	926	90.5

Total(1)	48,030	94.6	37,337	92.7

New York/Boston/Washington/ Toronto/Calgary/Ottawa	40,322	95.6	30,386	94.0
Denver/Minneapolis/Other	7,708	88.7	6,951	86.2

Total(1)	48,030	94.6	37,337	92.7

(1)	Excludes developments

During 2005, we leased 3.8 million square feet of space, approximately three times the amount of space contractually expiring. This included 2.2 million square feet of new leases and 1.6 million square feet of renewals.
The details of our leasing activity for 2005 are as follows:

	December 31, 2004		2005 Activities						December 31, 2005
				Accelerated	Expiring		Leasing	Acq.
(Thousands of sq. ft.)	GLA(1)	Leased	Expiries	Expiries	Net Rent	Leasing	Net Rent	(Disp.)	GLA(1)	Leased

New York, New York
Midtown	2,786	2,749	—	(75)		102		1	2,786	2,777
Lower Manhattan	9,667	8,744	(277)	(107)		698		(1)	9,667	9,057
Boston, Massachusetts	2,163	2,103	(158)	(342)		411		(1)	2,163	2,013
Washington, D.C.	1,557	1,490	(6)	(36)		94		—	1,557	1,542
Toronto, Ontario	7,882	7,449	(413)	(667)		1,027		4,195	12,278	11,591
Calgary, Alberta	6,331	6,247	(40)	(480)		600		2,538	8,936	8,865
Ottawa, Ontario	—	—	—	—		—		2,930	2,935	2,930
Denver, Colorado	3,017	2,657	(242)	(238)		430		(273)	2,605	2,334
Minneapolis, Minnesota	3,008	2,655	(47)	(243)		344		(1)	3,008	2,708
Other	926	863	(4)	(82)		107		1,087	2,095	1,971

Total	37,337	34,957	(1,187)	(2,270)	$20	3,813	$19	10,475	48,030	45,788

(1)	Excludes developments
(c) Acquisitions, net of dispositions
The value created in our mature commercial properties provides us with the opportunity to generate additional gains and capital available to reinvest in other assets at higher returns. The acquisition of the Washington, D.C. properties and the O&Y portfolio contributed an additional $8 million of net operating income in 2005. In 2004, the acquisition of properties in Washington, D.C. and the completion of the development project at 300 Madison in New York contributed an additional $42 million of net operating income.
(d) Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 25 years and manages in excess of 35,000 units in over 200 condominium corporations. Brookfield Properties LePage Facilities Management, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture, which is equity accounted, manages close to 100 million square feet of premises for major corporations and government, and continues to benefit from the trend towards outsourcing of facilities management worldwide.
The details of our fee income are as follows:

(Millions)	2005	2004	2003

Property management, leasing and project management fees	$7	$6	$6
Brookfield Residential fees	9	8	8
Brookfield LePage Johnson Controls	6	6	6

Total	$22	$20	$20

The generation of fee income is not viewed as a separate segmented business activity; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.
(e) Non-recurring fee and other income
During 2005, we received a $30 million fee from Goldman Sachs in accordance with a cooperation agreement signed in December 2005. The agreement related to certain rights Brookfield Properties has at Site 26 in Battery Park City where Goldman Sachs has commenced construction of its 2.1 million square foot headquarters building which is expected to be fully occupied in 2009. During 2004, we realized leasing fees upon the successful completion of a sublease at 300 Madison Avenue as well as miscellaneous fees totaling $27 million.
(f) Lease termination income and gains
During the first quarter of 2004, we entered into a twenty-year lease with Cadwalader, Wickersham & Taft for approximately 460,000 square feet in One World Financial Center in New York. The transaction resulted in termination income of $60 million in the second quarter of 2004 upon termination of the existing lease. While these events are opportunistic and difficult to predict, the dynamic tenant base which is typical of our buildings should provide us with similar opportunities in the future.
Commercial Property Operating Costs
Commercial property operating costs which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses increased to $423 million from $382 million in 2004. The primary reason for the increase was the expansion of our portfolio with Three World Financial Center being transferred out of development properties and into commercial properties, accounting for approximately $18 million of the increase, and the acquisitions of the Washington D.C. properties in 2004 and the O&Y properties in the fourth quarter of 2005, accounting for approximately $10 million of the increase. The balance of the change is a result of inflationary pressures. As a result of world events over the past few years, premiums for insurance have increased substantially for all property owners and utility costs have generally increased by 10% due to the increased hydro and electricity costs. Substantially all of our leases are net leases in which the lessee is required to pay all their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes.
RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in four markets: Alberta, Ontario, Colorado and Texas. Most of our land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices. In addition, our residential development operations continue to benefit from the low interest rate environment and strong demand in the North American housing market.
Our residential development operations contributed $106 million of income in 2005, an increase of $64 million over 2004 and $75 million over 2003. These increases are due to a combination of volume and operating margins. The increase in volume reflects the continued strength in the Alberta housing market where oil and gas prices remain high and the unemployment rate remains low, while the increases in operating margins are attributable to the low cost basis of our land inventory.
The components of residential development net operating income are as follows:

(Millions)	2005	2004	2003

Sales revenue	$389	$261	$225
Operating costs	283	219	194

Total	$106	$42	$31

Lot sales for the past three years and the related revenue received are as follows:

	Lot sales			Lot Sales Revenue			Average Lot Sales Revenue
	(Units)			(Millions)			(Thousands)
	2005	2004	2003	2005	2004	2003	2005	2004	2003

Alberta	2,617	2,078	1,768	$182	$107	$83	$70	$51	$47
Colorado	369	468	448	24	19	24	65	41	54

Total	2,986	2,546	2,216	$206	$126	$107	$69	$49	$48

Home sales for the past three years and the related revenue received are as follows:

	Home sales			Home Sales Revenue			Average Home Sales Revenue
	(Units)			(Millions)			(Thousands)
	2005	2004	2003	2005	2004	2003	2005	2004	2003

Alberta	556	496	479	$86	$61	$55	$155	$123	$115
Ontario	391	339	318	97	74	63	248	218	198

Total	947	835	797	$183	$135	$118	$193	$162	$148

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs increased to $283 million from $219 million in 2004. This increase is a result of our expanded operations leading to an increase in sales along with inflationary pressures.
INTEREST AND OTHER INCOME
Interest and other income includes interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. Interest and other income decreased to $37 million in 2005 compared with $47 million in 2004, primarily due to lower interest income earned on cash deposits and marketable securities which were sold to purchase the O&Y portfolio.
INTEREST EXPENSE
Interest expense, including preferred share dividends reclassified to interest expense as discussed in Note 2 of the consolidated financial statements, increased 9% to $330 million in 2005, compared with $304 million in 2004. This increase relates to additional interest carry on our corporate borrowings, the O&Y portfolio and Washington, D.C. acquisitions and the cessation of interest capitalization on Three World Financial Center, as well as dividends, recorded as interest, paid on the Class AAA Series J preferred shares which were issued during the second quarter of 2004 and the Class AAA Series K preferred shares, which were issued during the fourth quarter of 2004.
GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the year ended 2005 increased to $48 million from $41 million in 2004 due to the acquisition of the O&Y portfolio in the fourth quarter of 2005, and inflationary and competitive pressures on salaries. Included in general and administrative expenses is $8 million (2004 — $8 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd. With the O&Y acquisition and the planned launch of a U.S. office fund, we expect these expenses to increase further due to increased property management and leasing staff requirements resulting from significant portfolio growth and commensurate staffing requirements in accounting, information systems, human resources, acquisitions and business analysis, as well as overall compensation increases.
NON-CONTROLLING INTERESTS EXPENSE
Non-controlling interests expense consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties and our 100%-owned subsidiaries.
For the year ended December 31, 2005, dividends paid on shares issued by our subsidiaries decreased to $11 million from $48 million in 2004. The 2004 results included the impact of the redemption of $120 million of preferred shares issued by our subsidiaries in October 2004 as well as the payment of a special dividend in March 2004.
Non-controlling interests expense in subsidiary earnings was $5 million in 2005 compared with $(28) million in 2004. The 2004 results included the lease termination income earned in the third quarter of 2004 and the payment of a special dividend by BPO Properties in March 2004.
The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

(Millions)	Type	2005	2004	2003

BPO Properties	Redeemable preferred shares(1)	$10	$8	$9
BPO Properties	Common shares	1	37	1
100%-owned subsidiaries	Redeemable preferred shares(1)	—	3	4

Dividends — shares of subsidiaries		$11	$48	$14

BPO Properties	Participating interests	$4	$(30)	$5
Brookfield Financial Properties	Participating interests	1	2	2
Non-controlling interests expense in subsidiary earnings		$5	$(28)	$7

Total		$16	$20	$21

(1)	Non-participating
DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation for the year ended December 31, 2005 increased by $23 million to $163 million from $140 million in 2004. The majority of this increase was due to the addition of the O&Y portfolio in the fourth quarter of 2005 and the Washington, D.C. properties in the third quarter of 2004, as well as the reclassification of Three World Financial Center and Hudson’s Bay Centre from development properties.

DISCONTINUED OPERATIONS
During the fourth quarter of 2005, we reached an agreement to sell our 100% interest in the World Trade Center Denver. Income attributable to discontinued operations was $1 million and $2 million for the years ended December 31, 2005 and 2004, respectively. The 2004 results also include the sale of Colorado State Bank Building, which was sold in the fourth quarter of 2005. The following table summarizes the income from discontinued operations:

(Millions)	2005	2004	2003

Revenue from properties sold	$20	$21	$20
Operating expenses	9	9	9

	$11	$12	$11

Interest expense	(5)	(5)	(4)

Funds from operations – discontinued operations	$6	$7	$7
Depreciation and amortization	(5)	(5)	(3)

Income from discontinued operations	$1	$2	$4

SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Denver and Minneapolis in the U.S., and Toronto, Calgary and Ottawa in Canada. Approximately 73% of our commercial property net operating income or 71% of our commercial property funds from operations are derived from the U.S. Our residential development operations are focused in four markets: Alberta and Ontario in Canada and Colorado and Texas in the U.S. Details of the segmented financial information for our principal areas of business are as follows:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2005	2004	2005	2004	2005	2004	2005	2004

Assets
Properties	$5,318	$5,224	$2,336	$1,730	$391	$317	$8,045	$7,271
Receivables and other	407	339	375	316	173	84	955	739
Restricted cash and deposits	314	297	2	—	—	—	316	297
Marketable securities	—	285	58	—	—	—	58	285
Cash and cash equivalents	33	49	25	59	6	4	64	112
Assets related to discontinued operations	75	96	—	—	—	—	75	96

Total	$6,147	$6,290	$2,796	$2,105	$570	$405	$9,513	$8,800

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2005	2004	2005	2004	2005	2004	2005	2004

Revenue	$787	$752	$316	$301	$389	$261	$1,492	$1,314
Lease termination income	—	60	—	—	—	—	—	60
Expenses	292	253	131	129	283	219	706	601

	495	559	185	172	106	42	786	773

Other revenues	6	14	27	33	4	—	37	47

Net operating income from continuing operations	501	573	212	205	110	42	823	820
Interest expense	231	243	99	61	—	—	330	304
General and administrative	26	20	22	21	—	—	48	41
Non-controlling interests expense	—	4	16	16	—	—	16	20

Income before undernoted	244	306	75	107	110	42	429	455
Depreciation and amortization	126	98	37	42	—	—	163	140

Income before unallocated costs	118	208	38	65	110	42	266	315
Unrealized foreign exchange on preferred share restatement							—	63
Future income taxes and other provisions							103	116

Net income from continuing operations							$163	$136

Discontinued operations							1	2

Net income							$164	$138

QUARTERLY RESULTS
The 2005 and 2004 results by quarter are as follows:

	2005				2004
(Millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	$474	$378	$362	$335	$390	$345	$381	$326
Net operating income
Commercial property operations	192	160	162	166	167	165	163	176
Lease termination income	—	—	—	—	—	—	60	—

Total commercial property operations	192	160	162	166	167	165	223	176
Residential development operations	45	24	24	13	13	11	10	8
Interest and other	6	10	10	11	11	11	11	14

	243	194	196	190	191	187	244	198

Expenses
Interest	86	84	81	79	79	76	76	73
General and administrative	15	11	11	11	10	10	11	10
Non-controlling interests expense	4	4	5	3	4	5	6	5

	138	95	99	97	98	96	151	110
Depreciation and amortization	47	41	40	35	38	35	34	33
Unrealized foreign exchange on preferred share restatement	—	—	—	—	41	28	(2)	(4)
Future income taxes and other provisions	42	22	19	20	17	22	47	30

Net income from continuing operations	$49	$32	$40	$42	$2	$11	$72	$51

Discontinued operations	(2)	1	1	1	—	—	1	1

Net income	$47	$33	$41	$43	$2	$11	$73	$52

Net income per share — basic
Prior to discontinued operations and lease termination income	$0.21	$0.14	$0.17	$0.18	$—	$0.05	$0.15	$0.22
Discontinued operations	(0.01)	—	0.01	—	—	—	0.01	—
Lease termination income	—	—	—	—	—	—	0.15	—

	$0.20	$0.14	$0.18	$0.18	$—	$0.05	$0.31	$0.22

Net income per share — diluted
Prior to discontinued operations and lease termination income	$0.21	$0.14	$0.16	$0.18	$—	$0.05	$0.15	$0.22
Discontinued operations	(0.01)	—	0.01	—	—	—	0.01	—
Lease termination income	—	—	—	—	—	—	0.15	—

	$0.20	$0.14	$0.17	$0.18	$—	$0.05	$0.31	$0.22

Funds from operations per share – diluted
Prior to discontinued operations and lease termination income	$0.59	$0.40	$0.42	$0.41	$0.42	$0.40	$0.39	$0.46
Discontinued operations	—	0.01	0.01	0.01	—	0.01	0.01	0.01
Lease termination income	—	—	—	—	—	—	0.25	—

	$0.59	$0.41	$0.43	$0.42	$0.42	$0.41	$0.65	$0.47

Notes:

(1)	The 2004 results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities

(2)	Per share amounts include the effect of the three-for-two common stock split on March 31, 2005
Operating income from current properties in the fourth quarter of 2005 increased as compared with previous quarters in 2005 due to the acquisition of the O&Y portfolio and the collection of the $30 million fee in accordance with the cooperation agreement signed with Goldman Sachs in December 2005.
The gain realized in the second quarter of 2004 of $60 million in lease termination income is a result of the termination of a previously existing lease and the commencement of a new lease at One World Financial Center in New York. The gain realized in the fourth quarter of 2003 of $100 million is related to the sale of a 49% interest in 245 Park Avenue in New York.
Residential development income increased in the fourth quarter of 2005 compared with previous quarters in 2005 and 2004 due to the continued strength of the North American housing market. Interest and other income decreased in each quarter in 2005 as the 2004 results included a contribution from our now-complete residential condominium project in Toronto.

Interest expense increased in the fourth quarter of 2005 as a result of the addition of interest carry on the Potomac Tower debt, the cessation of interest capitalization on Three World Financial Center and the higher level of corporate borrowings. General and administrative expenses increased in the fourth quarter of 2005 due to the acquisition of the O&Y portfolio. Non-controlling interests expense remained consistent with prior quarters. Depreciation and amortization increased due to the acquisition of the O&Y portfolio. Future income taxes and other provisions increased in the fourth quarter of 2005 due to the tax effect on the $30 million fee received in accordance with the cooperation agreement signed with Goldman Sachs. Net income increased in the fourth quarter of 2005 compared to the fourth quarter of 2004 principally due to the acquisition of the O&Y portfolio.

PART III — RISKS AND UNCERTAINTIES
In evaluating Brookfield Properties and its business, the following is a brief review of the potential impact different risks and uncertainties may have on our operations.
INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.
As outlined under “Capital Resources and Liquidity,” on page 32 of this MD&A, we have an ongoing requirement to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us, or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.
We have a floating rate bank credit facility of $350 million, the terms of which extend to 2009. At December 31, 2005, $274 million was drawn. There is a risk that bank lenders will not refinance the facility on terms and conditions acceptable to us, or on any terms at all. As a mitigating factor, we have a one-year term extension option.
The table below outlines the effect of hypothetical changes in interest rates on total interest expense relating to our floating rate bank credit facility. The analysis does not reflect the impact a changing interest rate environment could have on our overall performance, and as a result, it does not reflect the actions management may take in such an environment.

		Approximate Change in Annual	Approximate Change on Interest
As at	Interest Rate Movement	Interest Expense (Millions)	Expense per Share per Year

December 31, 2005	+ 100 bps	$16	$0.07
December 31, 2004	+ 100 bps	$8	$0.04
We have identified a target level of indebtedness for the company of 55% of gross book value. It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace (generally up to 75% of current market value) and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.
CREDIT RISK
As we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 10% of total leasable area.
We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 18 of this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

		Year of	000’s		% of
Tenant	Location	Expiry(1)	Sq. Ft.	(2)	Sq. Ft. (2)	Credit Rating(3)

Rated
Merrill Lynch	New York/Toronto	2013	4,363		9.1%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2028	2,066		4.3%	A+
Government of Canada	Toronto/Ottawa/Edmonton	2010	2,008		4.2%	AAA
Bank of Montreal/Nesbitt Burns	Toronto/Calgary	2018	1,092		2.3%	AA-
JPMorgan Chase	New York/Denver	2018	1,029		2.1%	A+
RBC Financial Group	Five major markets	2018	981		2.0%	AA-
Petro-Canada	Calgary	2013	871		1.8%	BBB
Target Corporation	Minneapolis	2013	840		1.8%	A+
Imperial Oil	Calgary	2011	633		1.3%	AAA
Talisman Energy	Calgary	2015	527		1.1%	BBB+
CP Rail	Calgary	2014	452		0.9%	BBB
Conoco Phillips	Calgary	2010	445		0.9%	A-
American Express	New York	2022	408		0.8%	A+
Fidelity Properties Inc.	New York/Boston	2009	381		0.8%	BBB-
Pepco Holdings Inc.	Washington, D.C.	2028	364		0.8%	BBB+
Enbridge Inc.	Calgary/Edmonton	2016	355		0.7%	A-
Teachers Insurance Annuity Association	Denver	2008	323		0.7%	AAA
Canadian Natural Resources	Calgary	2011	277		0.6%	BBB+
Goldman Sachs	New York	2015	274		0.6%	A+
EnCana Corporation	Calgary	2013	256		0.5%	A-
Lehman Brothers	New York	2010	253		0.5%	AA-
Anadarko Canada Corporation	Calgary	2011	235		0.5%	BBB+
Bank of Nova Scotia	New York	2014	230		0.5%	AA-
Amdocs Canada Inc.	Toronto	2010	220		0.5%	BBB-
Bank of America	Boston	2008	213		0.4%	AA
Marsh Mercer	Toronto	2015	207		0.4%	B
Government and related services	Various	Various	1,285		2.7%	BBB- or higher
Other investment grade	Various	Various	3,479		7.3%	BBB- or higher

			24,067		50.1%

Unrated
Cadwalader, Wickersham & Taft LLP	New York	2024	465		1.0%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446		1.0%	—
Goodwin Procter LLP	Boston	2016	397		0.8%	—
Wellington Management Co.	Boston	2011	358		0.7%	—
National Association of Securities Dealers	New York	2020	277		0.6%	—
Osler Hoskin & Harcourt LLP	Toronto	2015	254		0.5%	—
CI Investments Inc.	Toronto	2011	212		0.4%	—

Total			26,476		55.1%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard & Poors, Moody’s or Dominion Bond Rating Service
LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 5% of our leases mature annually. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 18 of this MD&A.

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2005:

December 31, 2005	Currently								2013 &
(000’s Sq. Ft.)	Available	2006	2007	2008	2009	2010	2011	2012	Beyond	Total

New York	619	317	18	252	102	517	216	591	9,821	12,453
Boston	150	65	85	447	15	172	382	26	821	2,163
Washington, D.C.	15	—	—	18	10	—	18	47	1,449	1,557
Toronto	687	454	604	697	849	1,122	615	735	6,515	12,278
Calgary	71	201	289	407	298	1,130	1,613	633	4,294	8,936
Ottawa	5	117	66	1,006	135	2	—	2	1,602	2,935

	1,547	1,154	1,062	2,827	1,409	2,943	2,844	2,034	24,502	40,322
% of total	3.8%	2.8%	2.6%	6.8%	3.4%	7.1%	6.9%	5.0%	46.7%	85.1%

Denver	271	126	154	446	92	250	101	136	1,029	2,605
Minneapolis	300	56	31	83	212	50	32	117	2,127	3,008
Other	124	127	155	71	155	214	120	91	1,038	2,095

	695	309	340	600	459	514	253	344	4,194	7,708
% of total	1.6%	0.8%	0.8%	1.5%	1.1%	1.2%	0.6%	0.8%	6.5%	14.9%

	2,242	1,463	1,402	3,427	1,868	3,457	3,097	2,378	28,696	48,030
	5.4%	3.6%	3.4%	8.3%	4.5%	8.3%	7.5%	5.8%	53.2%	100.0%

Brookfield Properties’ portfolio has a weighted average lease life of nine years. The average lease terms in our major markets of New York, Boston, Washington, Toronto, Calgary and Ottawa are 11 years, 6 years, 15 years, 7 years, 7 years and 5 years, respectively.
ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.
We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operation. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our financial condition or results of operation.
OTHER RISKS AND UNCERTAINTIES
Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our commercial properties are subject to mortgages, which require significant debt service payments. If we are unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale.
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.
Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

While the outlook for commercial office rents is positive in the long term, 2006 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of nine years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.
Our commercial properties operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets. However, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to us.
In our land development operations, markets have been favorable over the past five years with strong demand for well-located residential lots. Our operations are concentrated in high growth areas which we believe to have positive demographic and economic conditions. Nonetheless, the home building and land development industry is cyclical in nature and may be significantly affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in the construction schedules and cost overruns.
FOREIGN EXCHANGE FLUCTUATIONS
While approximately 35% of our assets and 46% of our revenues originate in Canada, we have substantially matched our Canadian assets with Canadian liabilities. Furthermore, our U.S. and Canadian operations are self sustaining and we hedge our net investment in our Canadian operations. As a result, our operations have generally not been materially impacted by the movement in the Canadian to U.S. dollar exchange rate.
DERIVATIVE FINANCIAL INSTRUMENTS
We utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction to which they relate.
Financial instruments that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.
During 2005, our use of derivative financial instruments was limited to foreign exchange contracts. Unrealized gains and losses, representing the fair value of such contracts, are determined in reference to the appropriate forward exchange rate for each contract at December 31st and are reflected in receivables and other assets or accounts payable and other liabilities, as appropriate, on the balance sheet.
At December 31, 2005, we had foreign exchange contracts to sell a notional amount of C$660 million, maturing in March 2006, designated as hedges for accounting purposes to manage our foreign exchange risk in respect to our Canadian-denominated net assets. The fair value of these contracts at December 31, 2005 was a loss of $1 million which is reflected in the cumulative translation adjustment account.
Our self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$77 million, maturing in January 2006, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at December 31, 2005 was a gain of $0.3 million, which is included in interest and other in the consolidated statement of income.
The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES
CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2005, we adopted the following new accounting policies, none of which individually or collectively had a material impact on our consolidated financial statements, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
Liabilities and equity, CICA Handbook Section 3861
Effective January 1, 2005, we adopted an amendment to CICA Handbook section 3861, “Financial Instruments – Disclosure and Presentation,” retroactively, with restatement of prior periods. This amendment requires financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of our equity instruments to be presented as a liability. As a result, certain of our Class AAA preferred shares previously included in shareholders’ interests were reclassified to liabilities under the caption “Capital securities.” Consistent with their presentation as liabilities, dividends paid on these preferred shares of $49 million for the year ended December 31, 2005, and $39 million during the year ended December 31, 2004, have also been reclassified to interest expense. The retroactive adoption of this amendment resulted in an adjustment to opening retained earnings at January 1, 2004 of $20 million representing the cumulative foreign exchange impact of Canadian denominated capital securities and reclassification of issue costs. Income for the year ended December 31, 2004 and opening retained earnings at January 1, 2005 are similarly impacted by ($63) million and $80 million, respectively. Effective January 1, 2005, certain of these capital securities have been designated as hedges for accounting purposes to manage our foreign currency exposure in respect to our Canadian denominated net investments.
Consolidation of variable interest entities, CICA AcG 15
Effective January 1, 2005, we adopted CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). This guideline provides guidance for applying the principles in section 1590, “Subsidiaries,” to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as Special Purpose Entities (SPEs), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to relieve expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. AcG 15 essentially harmonizes Canadian generally accepted accounting principles (GAAP) with the equivalent US standard, which we adopted in its December 31, 2004 financial statements for purposes of reconciling to US GAAP. The adoption of this standard did not have a material impact.
FUTURE ACCOUNTING POLICY CHANGES
The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time.
Comprehensive Income, CICA Handbook Section 1530
In January 2005, the CICA issued Handbook Section 1530, “Comprehensive Income,” which is effective for our 2007 fiscal year. As a result of adopting this standard, a new statement, Comprehensive Income, will be included in our financial statements. Major components for this statement will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective position of cash flow hedging instruments.
Financial Instruments — Recognition and Measurement, CICA Handbook Section 3855
In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments – Recognition and Measurement,” which is effective for our 2007 fiscal year. Under this new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.
Hedges, CICA Handbook Section 3865
In January 2005, the CICA issued Handbook Section 3865, “Hedges,” which is effective for our 2007 fiscal year. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in accumulated other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.
Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share, Emerging Issues Committee Abstract 155
In September 2005, the Emerging Issues Committee of the AcSB of the CICA issued EIC 155, “The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share,” which is effective for our 2006 fiscal year. The abstract addresses when the effect of contingently convertible instruments should be included in the computation of diluted earnings per share. The conclusion is that the effect of the contingently convertible instruments should be included in the computation of diluted earnings per share (if dilutive), regardless of whether the market price trigger has been met. This abstract is to be applied retroactively, with restatement of prior period diluted earnings per share.
Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests which is effective for our 2006 fiscal year. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The implication of this EIC is not expected to have a material impact on our financial results.
Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159, “Conditional Asset Retirement Obligations” (“EIC 159”). This EIC requires an entity to recognize the fair value of a legal obligation to perform asset retirement activities, even though the timing and/or method of settlement may be uncertain. The implication of this EIC is not expected to have a material impact on our financial results.
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in Note 1 to our consolidated financial statements.
Property Acquisitions
Upon acquisition of rental properties, we determine the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, above- and below-market leases and origination costs related to acquired in-place leases, other identified intangible assets and assumed liabilities and allocate the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings at depreciated replacement cost. We assess and consider fair values based on estimated cashflow projections that utilize appropriate discount rates, as well as available market information. Estimates of future cashflows are based on a number of factors including the historical operating results, known and anticipated trends and market conditions. We also consider an allocation of purchase price to other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenant, the tenant’s credit quality and expectations of renewals. We record acquired above- and below-market leases at their fair value, using a discount rate which reflects the risks associated with the leases acquired, equal to the difference between: (1) the contractual amounts to be paid pursuant to each in-place lease; and (2) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the leases for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Recorded amounts for in-place lease origination values are based on our evaluation of the specific characteristics of each tenant’s lease. Factors to be considered include estimates of carrying costs during expected lease-up periods considering current market conditions, and costs to execute similar leases. Building is stated at a depreciated replacement cost.
The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs.
Depreciation and amortization on rental properties is based on the allocation of the acquisition cost to land, building, tenant improvements and intangibles and their estimated useful lives, based on management’s estimates. The allocation of the acquisition cost and the determination of the estimated useful lives of the components significantly impact the computation of depreciation and amortization recorded over future periods and, accordingly, net income.
Depreciation
We apply the straight-line method of depreciation. Under this method, depreciation is charged to income on a straight-line basis over the remaining estimated useful life of the property. A significant portion of the acquisition cost of each property is allocated to building. The allocation of the acquisition cost to building and the determination of the useful life are based upon management’s estimates. In the event the allocation to building is inappropriate or the estimated useful life of buildings proves incorrect, the computation of depreciation will not be appropriately reflected over future periods.
Impairment of Assets
We review the long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates a potential impairment in value. An asset is considered impaired when the undiscounted future cashflows are not sufficient to recover the asset’s carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cashflows is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods.
The fair value of mortgages receivable depends upon the financial stability of the issuer and the economic value of the underlying security.
There were no impairments recorded for the years ended December 31, 2005 or 2004.
Revenue Recognition
Base rental revenue is reported on a straight-line basis over the terms of each lease. In accordance with EIC-140, we recognize rental revenue of acquired in-place “above and below” market leases at their fair value over the terms of the respective leases. Free rent receivable represents rental income recognized in excess of rent payments actually received pursuant to the terms of the individual lease agreements. An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations.
Recoveries from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, are recognized as revenue in the period the expenses are incurred. Tenant reimbursements are recognized and presented in accordance with EIC Abstract No. 123 “Reporting Revenue Gross as a Principal versus Net as an Agent,” which requires that these reimbursements be recorded on a gross basis, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, having discretion in selecting suppliers and taking credit risk.
Fair Value of Financial Instruments
The fair values of mortgage debt notes payable and unsecured senior notes are calculated based on the discount spread between the future contractual interest payments and future interest payments on mortgage debt based on a current market rate. In determining the current market rate, market spread is added to the quoted yields on federal government bonds with similar maturity dates to debt in place. Because valuations of the financial instruments are based on these types of estimates, the fair values of financial instruments may change if the estimates do not prove to be accurate.
Tax
In accordance with both Canadian and US GAAP, we use the liability method of accounting for future income taxes and provide for future income taxes for all significant income tax temporary differences.
Preparation of the financial statements requires an estimate of income taxes in the jurisdictions in which we operate. The process involves an estimate of our actual current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes. These differences result in future tax assets and liabilities which are included in our balance sheet. An assessment must also be made to determine the likelihood that our future tax assets will be recovered from future taxable income. To the extent that recovery is not considered more likely than not, a valuation allowance must be provided.
Judgment is required in determining the provision for income taxes, future income tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period earnings will be affected. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material.
During the year, we released approximately $11 million (2004 — $21 million) of tax valuation allowances related to our Canadian commercial operations following the completion of certain reviews by taxation authorities, and recorded $8 million (2004 — $4 million) in previously unrecognized tax assets in connection with a strategic tax review undertaken by the company and determination of the necessary plans to realize such assets. Both these changes are reflected in our income tax provision.
RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.
At December 31, 2005, we had approximately $397 million (December 31, 2004 — $216 million) of indebtedness outstanding to our parent company, Brookfield Asset Management Inc. and its affiliate, $172 million of which is included in our capital securities and the remainder of the indebtedness balance is included in our commercial property debt. Interest expense related to this indebtedness, including preferred share dividends reclassified to interest expense as discussed in Note 2 of the consolidated financial statements, totaled $12 million for the year ended December 31, 2005 compared to $11 million for the same period in 2004, and were recorded at the exchange amount. Additionally, included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates of $5 million (2004 — $5 million). These amounts have been recorded at the exchange amount.

PART V — BUSINESS ENVIRONMENT AND OUTLOOK
COMMERCIAL OPERATIONS
In the office property markets where we have a presence, the markets appear to have stabilized and are now recovering. While the pace of recovery has been slow, absorption rates have become positive in most markets. The most significant improvement has taken place in Calgary.
The lack of development, especially in central business districts, has created some stability and the erosion in rental rates experienced over the past two years appears to have stabilized. Office vacancy rates are generally expected to decline gradually over the near term, with the pace of absorption potentially accelerating during 2006. As a result, rental rates are expected to begin to move upward this year, with leasing costs and landlord incentives expected to decline at the same time. However, any significant slow-down in the economy could have a dampening effect on the recovery of office markets.
The investment market continues to remain competitive with acquisition prices increasing. The strength in acquisition activity is due to a great demand from investors for high-quality office product with limited supply of assets for sale. In addition, the current low interest rate environment has allowed investors to acquire real estate at lower yields.
RESIDENTIAL DEVELOPMENT OPERATIONS
Operating cash flow increased significantly in 2005 as our Alberta operations benefited from a high level of activity due to the continued growth in the province’s oil and gas industry. While both margins and volumes increased, the high level of activity is creating some upward cost pressure and production delays. Nonetheless, we expect another strong year in 2006.
While we remain committed to greenfield developments, over the last several years we have taken a greater interest in infill opportunities as cities strive to intensify. We are working on several infill opportunities at this time and while we have found them to take longer to consummate than traditional deals, we believe that intensification of cities is a trend that must and will continue and as a result, we plan to designate additional resources to this aspect of the operation going forward.
DISCLOSURE CONTROLS AND PROCEDURES
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Canadian Securities Administrators Multilateral Instrument 52-109). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2005 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to us by others within those entities.
OUTLOOK
We are optimistic as we look to 2006. The leasing markets within which we operate are continuing to improve on a measured basis and the general economic environment has strengthened, although there are some conditions that warrant continued caution. Further, residential markets remain very sound in Alberta, giving us expectations of another successful year from these operations. With a solid growth platform consisting of a strong balance sheet, over eight million square feet of development opportunities and significant financial flexibility, Brookfield Properties is well-positioned to continue to deliver on its commitments to shareholders.
Craig J. Laurie
Senior Vice President and Chief Financial Officer
February 8, 2006

DISTRIBUTIONS
Distributions paid by the company during the year ended December 31, 2005 and in the past three fiscal years are as follows:

	Currency	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003		Dec. 31, 2002

Common shares(1)	US$	$0.6500	$0.4200	$0.3400	(2)	$0.2800
Class A preferred shares	C$	0.1875	0.1875	0.1875		0.1875
Class AA Series E preferred shares	C$	0.7591	0.7061	0.8202		0.7272
Class AAA Series A preferred shares	C$	—	—	—		1.6521
Class AAA Series B preferred shares	C$	—	—	—		1.6521
Class AAA Series C preferred shares	C$	—	—	1.2356		2.0000
Class AAA Series D preferred shares	C$	—	—	1.2356		2.0000
Class AAA Series E preferred shares	C$	0.7695	0.7027	—		—
Class AAA Series F preferred shares	C$	1.5000	1.5000	1.5000		0.3986
Class AAA Series G preferred shares	US$	1.3125	1.3125	0.7237		—
Class AAA Series H preferred shares	C$	1.4375	1.4375	0.3033		—
Class AAA Series I preferred shares	C$	1.3000	1.3000	—		—
Class AAA Series J preferred shares	C$	1.2500	0.8333	—		—
Class AAA Series K preferred shares	C$	1.3000	0.2486	—		—

(1)	Per share amounts include the effect of the three-for-two common stock-split on March 31, 2005

(2)	Excludes the distribution of Brookfield Properties Homes Corporation

Management’s Responsibility for the Financial Statements
The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.
Deloitte & Touche LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accountants is set out below.
The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Richard B. Clark	Craig J. Laurie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
February 8, 2006
Report of Independent Registered Chartered Accountants
To the Shareholders,
We have audited the consolidated balance sheets of Brookfield Properties Corporation as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cashflow for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cashflows for the years then ended in accordance with Canadian generally accepted accounting principles.
The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion.

Toronto, Canada
February 8, 2006	Independent Registered Chartered Accountants

Consolidated Balance Sheet

December 31 (US Millions)	Note	2005	2004(1)

Assets
Commercial properties	5	$7,430	$6,555
Development properties	6	615	716
Receivables and other	7	955	739
Restricted cash and deposits	8	316	297
Marketable securities	9	58	285
Cash and cash equivalents		64	112
Assets related to discontinued operations	10	75	96

		$9,513	$8,800

Liabilities
Commercial property debt	11	$5,216	$4,754
Accounts payable and other liabilities	12	626	452
Future income tax liability	13	188	96
Liabilities related to discontinued operations	10	51	64
Capital securities	14	1,101	1,069
Non—controlling interests	15	59	53
Preferred equity — subsidiaries	16	329	320
Shareholders’ equity
Preferred equity — corporate	17	45	45
Common equity	18	1,898	1,947

		$9,513	$8,800

(1)	Certain comparative information has been restated to conform with current year presentation — see Notes 2, 8 and 10 See accompanying notes to the consolidated financial statements

On behalf of the Board,

Gordon E. Arnell	Richard B. Clark
Chairman	President and Chief Executive Officer

Consolidated Statement of Income

December 31 (US Millions, except per share amounts)	Note	2005	2004(1)

Total revenue	20	$1,549	$1,442

Net operating income
Commercial property operations	20
Operating income from properties		$680	$671
Lease termination income		—	60

Total commercial property operations		680	731

Residential development operations	20	106	42
Interest and other		37	47

		823	820

Expenses
Interest		330	304
General and administrative		48	41
Non-controlling interests expense		16	20

		429	455
Depreciation and amortization		163	140
Unrealized foreign exchange on preferred share restatement		—	63
Future income taxes and other provisions	13	103	116

Net income from continuing operations		$163	$136

Discontinued operations	10	1	2

Net income		$164	$138

Net income per common share	18
Basic		$0.70	$0.58
Diluted		$0.69	$0.58

(1)	Certain comparative information has been restated to conform with current year presentation — see Notes 2 and 10 See accompanying notes to the consolidated financial statements
Consolidated Statement of Retained Earnings

December 31 (US Millions)	Note	2005	2004(1)

Retained earnings — beginning of year		$787	$777
Net income		164	138
Shareholder distributions
Preferred shares dividends — corporate		(2)	(2)
Common share dividends		(150)	(96)
Amount paid in excess of the book value of common
shares purchased for cancellation		(52)	(30)

Retained earnings — end of year	18	$747	$787

(1)	Certain comparative information has been restated to conform with current year presentation — see Note 2 See accompanying notes to the consolidated financial statements

Consolidated Statement of Cashflow

December 31 (US Millions)	Note	2005	2004

Operating activities
Net income		$164	$138
Depreciation and amortization		168	145
Unrealized foreign exchange on preferred share restatement		—	63
Future income taxes and other provisions		103	116
Commercial property tenant installation costs		(123)	(82)
Other		(206)	79

		106	459

Financing activities and capital distributions
Commercial property debt arranged		750	452
Commercial property debt repayments		(463)	(626)
Land development debt, net		(4)	(8)
Capital securities issued		—	261
Common shares issued		8	10
Common shares repurchased		(74)	(43)
Cashflow retained from (distributed to) non-controlling interests		3	(163)
Preferred share dividends — corporate		(2)	(2)
Common share dividends		(150)	(96)

		68	(215)

Investing activities
Marketable securities		227	(18)
Acquisitions of real estate, net	23	(366)	(207)
Dispositions of real estate, net	23	7	63
Development and redevelopment investments		(50)	(55)
Restricted cash and deposits		(19)	(21)
Capital expenditures		(21)	(26)

		(222)	(264)

Decrease in cash resources		(48)	(20)
Opening cash and cash equivalents		112	132

Closing cash and cash equivalents		$64	$112

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
(a) General
The consolidated financial statements of Brookfield Properties Corporation (“the company”) are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).
(b) Principles of consolidation
The consolidated financial statements include:
(i)	the accounts of all subsidiaries of the company including its wholly-owned operations, as well as BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties L.P. (“Brookfield Financial Properties”); and

(ii)	the accounts of all subsidiaries’ incorporated and unincorporated joint ventures and partnerships to the extent of the company’s proportionate interest in their respective assets, liabilities, revenue and expenses.
The company’s ownership interests in operating entities which are not wholly owned, other than joint ventures, are as follows:
(i)	Brookfield Financial Properties L.P.: The company owns a 99.4% limited partnership interest and general partnership interest in Brookfield Financial Properties L.P.

(ii)	BPO Properties Ltd.: The company owns 89% on an equity basis and 54.3% on a voting basis of the common shares of BPO Properties Ltd.
(c) Properties
(i)	Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Upon acquisition, the company allocates the purchase price to the components of the commercial properties acquired: the amount allocated to land is based on its estimated fair value; buildings and existing tenant improvements are recorded at depreciated replacement cost; above- and below-market in-place operating leases are determined based on the present value of the difference between the rents payable under the contractual terms of the leases and estimated market rents; lease origination costs for in-place operating leases are determined based on the estimated costs that would be incurred to put the existing leases in place under the same terms and conditions; and tenant relationships are measured based on the present value of the estimated avoided net costs if a tenant were to renew its lease at expiry, discounted by the probability of such renewal.

Depreciation on buildings is provided on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Acquired tenant improvements, above- and below-market in-place operating leases and lease origination costs are amortized on a straight-line basis over the remaining terms of the leases. The value associated with tenant relationships is amortized on a straight-line basis over the expected term of the relationships. All other tenant improvements and re-leasing costs are deferred and amortized on a straight-line basis over the lives of the leases to which they relate. Depreciation on buildings and amortization of deferred leasing costs and tenant improvements that are determined to be assets of the company are recorded in depreciation and amortization expense. All other amounts are amortized to revenue.

Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. For commercial properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(ii)	Commercial development properties

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures. For development properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(iii)	Residential development properties

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.
(d) Capitalized costs
Costs capitalized to commercial and residential properties which are under development and other properties held for sale include all direct and directly attributable expenditures incurred in connection with the acquisition, development, construction and initial predetermined leasing period. Costs directly attributable to development projects include interest and salaries and benefits of employees directly associated with the development projects, such as architects, engineers, designers and development project managers. Ancillary income relating specifically to such properties during the development period is treated as a reduction of costs.
(e) Deferred financing costs
Financing costs are deferred and amortized to amortization expense on a straight-line basis over the terms of the debt to which they relate.
(f) Stock-based compensation
The company accounts for stock options using the fair value method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period. A Deferred Share Unit (“DSU”) plan is offered to executive officers and non-employee directors of the company. DSUs are accounted for as liabilities. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
(g) Revenue recognition
(i)	Commercial properties

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and Canadian large corporation taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cashflow after debt servicing or the expiration of a reasonable period of time, subject to the time limitation determined when the project is approved, but no later than one year following substantial completion. Prior to this, the property is categorized as a property under development, and related revenue is applied to reduce development costs.

(ii)	Residential properties

Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.
(h) Income taxes
The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used.

(i) Reporting currency and foreign currency translation
The consolidated financial statements have been presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate in effect for the period presented. The company’s operations in Canada are self-sustaining in nature and as such, cumulative gains and losses arising from the consolidation of the assets and liabilities of these operations are recorded as a separate component of shareholders’ equity.
All amounts expressed in the financial statements are in millions of US dollars unless otherwise noted.
(j) Marketable securities
Marketable securities are carried at the lower of amortized cost and their estimated net realizable value. During periods where the fair value or the quoted market value may be less than cost, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and adjusts it, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio.
In determining fair values, quoted market prices are generally used when available and, when not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.
(k) Use of estimates
The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cashflows and probabilities in assessing net recoverable amounts and net realizable value, the allocation of the purchase price to components of commercial properties and businesses acquired, depreciation and amortization, the company’s ability to utilize tax losses, hedge effectiveness and fair value for disclosure purposes.
(l) Derivative financial instruments
The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. During 2005, the company’s use of derivative financial instruments was limited to foreign exchange contracts.
Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction to which they relate.
Financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.
Unrealized gains and losses, representing the fair value of outstanding foreign exchange contracts, are determined in reference to the appropriate forward rate for each contract at December 31st and are reflected in receivables and other assets or accounts payable and other liabilities, as appropriate, on the balance sheet.
(m) Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.
(n) Comparative figures
Certain comparative figures have been reclassified or restated to conform with the current year’s presentation.

NOTE 2: CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2005, the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
(i) Liabilities and equity, CICA Handbook Section 3861
Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” retroactively with restatement of prior periods. This amendment requires financial instruments that may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ interests were reclassified to liabilities under the caption “Capital securities.” Consistent with their presentation as liabilities, dividends paid on these preferred shares of $49 million for the year ended December 31, 2005, and $39 million during the year ended December 31, 2004, have also been reclassified to interest expense. The retroactive adoption of this amendment resulted in an adjustment to opening retained earnings at January 1, 2004 of $20 million representing the cumulative foreign exchange impact of Canadian denominated capital securities and reclassification of issue costs. Income for the year ended December 31, 2004 and opening retained earnings at January 1, 2005 are similarly impacted by ($63) million and $80 million, respectively. Effective January 1, 2005, certain of these capital securities have been designated as hedges for accounting purposes to manage the company’s foreign currency exposure in respect to its Canadian denominated net investments.
(ii) Consolidation of variable interest entities, CICA AcG 15
Effective January 1, 2005, the company adopted CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). This guideline provides guidance for applying the principles in section 1590, “Subsidiaries,” to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as Special Purpose Entities (SPEs), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to relieve expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. AcG 15 essentially harmonizes Canadian generally accepted accounting principles (GAAP) with the equivalent US standard, which the company adopted in its December 31, 2004 financial statements for purposes of reconciling to US GAAP. The adoption of this standard did not have a material impact on the company.
NOTE 3: FUTURE ACCOUNTING POLICY CHANGES
The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time.
(i) Comprehensive Income, CICA Handbook Section 1530
In January 2005, the CICA issued Handbook Section 1530, “Comprehensive Income,” which is effective for the company’s 2007 fiscal year. As a result of adopting this standard, a new statement, Comprehensive Income, will be included in the company’s financial statements. Major components for this statement will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations and changes in the fair value of the effective position of cash flow hedging instruments.
(ii) Financial Instruments — Recognition and Measurement, CICA Handbook Section 3855
In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments — Recognition and Measurement,” which is effective for the company’s 2007 fiscal year. Under this new standard, all financial instruments will be classified as one of the following: held-to-maturity; loans and receivables; held-for-trading; or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.
(iii) Hedges, CICA Handbook Section 3865
In January 2005, the CICA issued Handbook Section 3865, “Hedges,” which is effective for the company’s 2007 fiscal year. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges; cash flow hedges; and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in accumulated other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.
(iv) Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share, Emerging Issues Committee Abstract 155
In September 2005, the Emerging Issues Committee of the AcSB of the CICA issued EIC 155, “The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share,” which is effective for the company’s 2006 fiscal year. The abstract addresses when the effect of contingently convertible instruments should be included in the computation of diluted earnings per share. The conclusion is that the effect of the contingently convertible instruments should be included in the computation of diluted earnings per share (if dilutive), regardless of whether the market price trigger has been met. This abstract is to be applied retroactively, with restatement of prior period diluted earnings per share.
(v) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”), which is effective for the company’s 2006 fiscal year. This EIC clarifies that implicit variable interests are implied financial interests in an entity that changes with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The implication of this EIC is not expected to have a material impact on the company’s financial results.
(vi) Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159, “Conditional Asset Retirement Obligations” (“EIC 159”), which is effective for the company’s 2006 fiscal year. The accounting treatment in this abstract will be applied retroactively, with restatement of prior periods. This EIC requires an entity to recognize the fair value of a legal obligation to perform asset retirement activities, even though the timing and/or method of settlement may be uncertain. The implication of this EIC is not expected to have a material impact on the company’s financial results.
NOTE 4: PROPERTY ACQUISITIONS
During the fourth quarter, the company completed the acquisition of a 25% joint venture interest in O&Y Properties Corporation and O&Y Real Estate Investment Trust (collectively, “O&Y”). The O&Y portfolio consists of 27 office properties and one development site totaling 11.6 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. Included in the portfolio is First Canadian Place, which is directly connected to Brookfield Properties’ Exchange Tower in Toronto. The company will serve as property and asset manager for the portfolio.
The following is a summary of the amounts assigned to each major class of asset and liability of O&Y at the date of acquisition:

Purchase Price
(Millions)	Book Value

Commercial and development properties	$495
Accounts receivable and other assets	14
Intangible assets(1)	56
Accounts payable and other liabilities assumed	(14)
Intangible liabilities(1)	(97)
Future income tax liabilities assumed	(26)
Commercial property debt assumed(2)	(246)

Total purchase price	$182

(1)	All intangibles are subject to amortization

(2)	Includes acquisition financing of $110 million
The earnings from the company’s interest in O&Y are included in the consolidated statement of income commencing from October 21, 2005.

NOTE 5: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	2005	2004

Commercial properties	$8,137	$7,093
Less: Accumulated depreciation	(707)	(538)

Total	$7,430	$6,555

(a) Commercial properties, carried at a net book value of approximately $2,644 million (2004 — $2,400 million), are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $959 million in total on an undiscounted basis.
(b) The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2005	2004

Assets	$2,669	$2,173
Liabilities	1,611	1,254
Operating revenues	381	363
Operating expenses	151	141
Net income	99	110
Cashflow from operating activities	140	146
Cashflow from financing activities	(19)	—
Cashflow (used in) from investing activities	(174)	25

NOTE 6: DEVELOPMENT PROPERTIES
Development properties include commercial developments, primarily for office development and residential land under and held for development. A breakdown of development properties is as follows:

(Millions)	2005	2004

Commercial developments	$224	$399
Residential development land	391	317

Total	$615	$716

Commercial developments include commercial land which represents developable land and construction costs. Residential development land includes fully entitled lots and land in processing. The company capitalizes interest and administrative and development costs to both commercial and residential development properties. During 2005, the company capitalized a total of $50 million (2004 — $55 million) of costs. Included in this amount is $18 million (2004 — $6 million) related to redevelopment costs, $17 million (2004 — $35 million) of construction and related costs and $15 million (2004 — $14 million) of interest capitalized to the company’s commercial development sites.
The company, through its subsidiaries, is contingently liable for obligations of its joint venture associates in its residential development land joint ventures. The amount of such obligations at December 31, 2005 is $1 million (2004 — $1 million). In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with the pre-determined joint venture arrangements.
NOTE 7: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	2005	2004

Receivables and real estate mortgages	$551	$435
Prepaid expenses and other assets	279	234
Intangible assets	125	70

Total	$955	$739

Included in intangible assets are lease origination costs, tenant relationships and above-market leases assumed on acquisitions, net of related accumulated amortization.

NOTE 8: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Included in restricted cash and deposits is $256 million (2004 — $268 million) of short-term government securities held in a trust account to match interest and principal payments of the $246 million mortgage on One Liberty Plaza maturing in 2007. In 2004, the company’s commercial debt in respect to One Liberty Plaza was presented net of the related defeasance securities. To conform with current year presentation, these securities have been reclassified to restricted cash and deposits.
NOTE 9: MARKETABLE SECURITIES
Marketable securities consists of a portfolio of fixed-rate corporate bonds with a book value exceeding fair value by $1 million (2004 — nil). The portfolio has an average yield of 2.6% with maturities from May 2006 to January 2007. As at December 31, 2005 it was the company’s intention to hold the portfolio to maturity.
NOTE 10: DISCONTINUED OPERATIONS
Assets that meet the criteria of CICA Handbook Section 3475, paragraph .08 are classified as discontinued operations. Any such assets are recorded at the lower of carrying amount or fair value less estimated cost to sell and are not depreciated while classified as held for sale. The results of operations, balance sheet items and cashflows of any property that has been identified as discontinued operations are reported separately if the company will not have any significant continuing involvement in the operations of the property after the disposal transaction.
In the third and fourth quarters of 2005, two properties, the Colorado State Bank Building (“CSBB”) and the World Trade Center Denver (“WTD”), respectively, met the criteria for being classified as assets held for sale. The sale of CSBB closed in December 2005 and the disposition of WTD was completed in January 2006. The company has reclassified $75 million (2004 — $96 million) of assets and $51 million (2004 — $64 million) of liabilities to discontinued operations in connection with these properties.
The following table summarizes the income from discontinued operations:

(Millions, except per share information)	2005	2004

Revenue	$20	$21
Operating expenses	9	9

	$11	$12

Interest expense	(5)	(5)

	$6	$7
Depreciation and amortization	(5)	(5)

Income from discontinued operations	$1	$2

Income from discontinued operations per common share	$—	$—

NOTE 11: COMMERCIAL PROPERTY DEBT
Predominantly all commercial property mortgages are secured by individual properties without recourse to the company. Approximately 95% of the company’s commercial property debt is due after 2006.

	Weighted
	Average
	Interest Rate at		Principal Repayments				2011 &	2005	2004
(Millions)	Dec. 31, 2005	2006	2007	2008	2009	2010	Beyond	Total	Total

Commercial property debt	6.5%	$270	$634	$377	$837	$189	$2,909	$5,216	$4,754

Commercial property debt includes $1,221 million (2004 — $945 million) repayable in Canadian dollars of C$1,416 million (2004 — C$1,134 million). The weighted average interest rate at December 31, 2005 was 6.5% (2004 — 6.5%).
During the second quarter of 2005, the company refinanced One World Financial Center with a $300 million recourse mortgage debt at a rate of LIBOR + 100 basis points, a reduction of 100 basis points from the previous mortgage. The company also increased its bank credit facility by $200 million to $350 million at a rate of LIBOR + 110 basis points, a reduction of five basis points from the previous facility. The bank credit facility is in the form of a three-year revolving facility and was drawn in the amount of $274 million as at December 31, 2005 (2004 — $20 million).

NOTE 12: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	2005	2004

Accounts payable	$342	$289
Land development debt	158	135
Intangible liabilities	126	28

Total	$626	$452

Land development debt of $158 million (2004 — $135 million) is secured by the underlying properties of the company. The weighted average interest rate on these advances as at December 31, 2005 was 5.0% (2004 — 4.2%). Advances totaling $134 million are due by the end of 2006, with the remaining balances due prior to 2010. Included in intangible liabilities are below-market tenant leases and above-market ground leases assumed on acquisitions, net of related accumulated amortization.
NOTE 13: FUTURE INCOME TAXES
Future income tax assets (liabilities) consist of the following:

(Millions)	2005	2004

Future income tax liabilities related to difference in tax and book basis, net	$(541)	$(568)
Future income tax assets related to non-capital losses and capital losses	353	472

Total	$(188)	$(96)

The company and its Canadian subsidiaries have future income tax assets of $162 million (2004 — $277 million) that relate to non-capital losses which expire over the next ten years and $47 million (2004 — $45 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $144 million (2004 — $150 million) that relate to net operating losses which expire over the next 15 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $377 million (2004 — $400 million) which also expire over the next 10 years.
The components of income tax expense are as follows:

(Millions)	2005	2004

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2004 — 35%)	$94	$89
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	19	14
Higher income tax rates in other jurisdictions	1	6
Minority shareholders’ interests in income tax expense	(2)	(4)
Tax assets previously not recognized	(18)	(25)
Non-taxable portion of capital gains	—	(1)
Foreign exchange on preferred share restatement	—	22
Other	9	15

Total	$103	$116

NOTE 14: CAPITAL SECURITIES
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	2005	2004

Class AAA Series E	8,000,000	8,000,000	70% of bank prime	$172	$167
Class AAA Series F	8,000,000	8,000,000	6.00%	172	167
Class AAA Series G	6,000,000	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	8,000,000	5.75%	173	167
Class AAA Series I	8,000,000	8,000,000	5.20%	172	167
Class AAA Series J	8,000,000	8,000,000	5.00%	172	167
Class AAA Series K	6,000,000	6,000,000	5.20%	130	124

Total				$1,101	$1,069

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)		Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series E	Retractable at par	—		—	—
Series F	September 30, 2009	C	$25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	U	S $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C	$26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C	$25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C	$26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C	$26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the corporation, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the corporation, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
NOTE 15: NON-CONTROLLING INTERESTS
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	2005	2004

Common shares of BPO Properties(1)	11.0%	$47	$42
Limited partnership units of Brookfield Financial Properties	0.6%	12	11

Total		$59	$53

(1)        Canadian dollar denominated

NOTE 16: PREFERRED EQUITY — SUBSIDIARIES
Subsidiaries preferred shares outstanding total $329 million (2004 — $320 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	2005	2004

BPO Properties	1,805,489	Series G	70% of bank prime	$39	$38
	3,816,527	Series J	70% of bank prime	82	80
	300	Series K	30-day BA + 0.4%	129	124
	2,847,711	Series M	70% of bank prime	62	59
	800,000	Series N	30-day BA + 0.4%	17	17

				$329	$318
100%-owned subsidiaries				—	2

Total				$329	$320

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.
(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.
NOTE 17: PREFERRED EQUITY — CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	2005	2004

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.

NOTE 18: COMMON EQUITY
The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	2005	2004(1)

Common shares	$1,066	$1,080
Retained earnings and cumulative translation adjustment	832	867

Total	$1,898	$1,947

(1)	Certain comparative information has been restated due to adoption of an amendment to the CICA Handbook Section 3861, “Financial Instruments — Disclosure and Presentation” (See Note 2)
Retained earnings and cumulative translation adjustment at December 31, 2005 includes a foreign currency cumulative translation adjustment of $85 million (2004 — $80 million)
(a) Common shares
During the years 2005 and 2004, common shares issued and outstanding changed as follows:

	2005	2004

Common shares outstanding, beginning of year	233,387,780	234,370,052
Addition of shares as a result of exercise of options	515,345	1,132,578
Deduction of shares as a result of repurchases made	(2,693,500)	(2,114,850)

Common shares outstanding, end of year	231,209,625	233,387,780

During 2005, the exercise of options issued under the company’s share option plan generated cash proceeds of $8 million (2004 — $10 million). During 2005, common shares of the company were acquired for cancellation pursuant to the normal course issuer bid at an average price of $27.50 per share (2004 — $20.36).
(b) Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2005	2004

Net income	$164	$138
Preferred share dividends	(2)	(2)

Net income available to common shareholders	$162	$136

Weighted average shares outstanding — basic	232.1	234.0
Net income per share — basic	$0.70	$0.58

Weighted average shares outstanding — diluted	234.2	235.7
Net income per share — diluted	$0.69	$0.58

Weighted average shares outstanding — basic	232.1	234.0
Unexercised options	2.1	1.7

Weighted average shares outstanding — diluted	234.2	235.7

On February 9, 2005, the Board of Directors approved a three-for-two stock split in the form of a stock dividend payable on March 31, 2005 to shareholders of record on March 15, 2005. The weighted average common shares outstanding for the year ended December 31, 2004 have been restated to reflect the three-for-two stock split on March 31, 2005.

NOTE 19: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.
During the first quarter of 2005, the company granted 763,000 stock options (2004 — 1,462,500), on a post-split basis, under the Share Option Plan with a weighted average exercise price of $24.40 per share (2004 — $19.61 per share), which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 12% volatility (2004 — 16%), a weighted average dividend yield of 3.5% (2004 — 2%) and an interest rate of 4.1% (2004 — 4.6%). The resulting fair value of $4 million (2004 — $6 million) is charged to expense over the vesting period of the options granted.
The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2005 under the company’s share option plan:

			Weighted
Issue	Expiry	Number	Average
Date	Date	of Shares	Exercise Price

1998	2008	347,750	$9.42
1999	2009	43,950	6.81
2000	2010	321,560	7.82
2001	2011	636,370	11.95
2002	2012	806,296	12.66
2003	2013	673,685	13.44
2004	2014	1,125,747	20.27
2005	2015	686,604	24.89

Total		4,641,962	$15.70

The change in the number of options, on a post-split basis, during 2005 and 2004 is as follows:

	2005		2004
		Weighted		Weighted
	Number	Average	Number	Average
	of Options	Exercise Price	of Options	Exercise Price

Outstanding, beginning of year	4,692,869	$14.03	4,863,360	$10.69
Granted	763,000	24.40	1,462,500	19.61
Exercised	(515,345)	(12.44)	(1,132,578)	(8.81)
Cancelled	(298,562)	(20.63)	(500,413)	(13.13)

Outstanding, end of year	4,641,962	$15.70	4,692,869	$14.03

Exercisable at end of year	2,875,041	$13.30	2,371,086	$11.83

A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the year ended December 31, 2005 was $4 million (2004 — $5 million).

NOTE 20: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

(Millions)	2005	2004

Revenue from commercial property operations	$1,123	$1,134
Revenue from residential development operations	389	261

Revenue from commercial property and residential development operations	1,512	1,395
Interest and other	37	47

Total	$1,549	$1,442

(b) Commercial property operations
The results of the company’s commercial property operations are as follows:

(Millions)	2005	2004

Revenue from current properties	$1,103	$1,053
Property operating costs	(423)	(382)

Net operating income	680	671
Lease termination income	—	60

Net operating income including lease termination income	$680	$731

Due to the events of September 11, 2001 and the impact on the company’s properties in Lower Manhattan, commercial property income includes $3 million (2004 — $7 million) of business interruption insurance claims as a result of loss of revenue.
Included in revenue from commercial property operations is a $30 million fee received from Goldman Sachs pursuant to a cooperation agreement permitting the commencement of construction on certain lands adjacent to the company’s World Financial Center in New York, known as Site 26.
Rental revenues from Merrill Lynch accounted for 24% and 1% of U.S. and Canadian revenues from commercial property operations, respectively (2004 — 22% and 1%, respectively). On a consolidated basis, rental revenues from Merrill Lynch accounted for 14% (2004 — 14%) of total revenue from commercial property operations.
(c) Residential development operations
The results of the company’s residential development operations are as follows:

(Millions)	2005	2004

Revenue	$389	$261
Expenses	283	219

Total	$106	$42

NOTE 21: DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES
Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences on the company’s balance sheet and statements of income, retained earnings and cashflow are quantified and described in the accompanying notes. Under both Canadian and US GAAP, non-GAAP measures and discussion are generally not included in the financial statements and notes thereto.
(a) Income statement differences
The incorporation of the significant differences in accounting principles in the company’s statement of income for the year ended December 31, 2005 under US GAAP would result in net income under US GAAP of $173 million (2004 — $259 million).
The principal differences between Canadian GAAP and US GAAP are summarized in the following table:

(Millions, except per share information)	Note	2005	2004

Net income as reported under Canadian GAAP(1)		$164	$138
Adjustments:
Decreased commercial property income	(i)	(15)	(18)
Decreased commercial property depreciation	(ii)	8	7
(Decreased) increased commercial property lease termination income and gains	(iii)	(2)	42
Unrealized foreign exchange on preferred share restatement	(iv)	—	63
Decreased interest expense	(v)	49	39
Decreased residential development income	(vi)	(26)	—
Increased deferred income taxes	(vii)	(5)	(12)

Net income under US GAAP(1)		$173	$259

Net income per share
Basic		$0.52	$0.93
Diluted		$0.52	$0.92

(1)	Included in net income under both Canadian and US GAAP is $1 million from discontinued operations in 2005 (2004 — $2 million)
Explanation of the significant income statement differences between Canadian GAAP and US GAAP are as follows:
(i) Decreased commercial property income
Prior to January 1, 2004, rental revenue was recognized under Canadian GAAP over the term of the lease as it became due where increases in rent are intended to offset the estimated effects of inflation. Effective January 1, 2004, rental revenue is recognized on a straight-line basis over the term of the lease on a prospective basis. Under US GAAP, rental revenue has always been recognized on a straight-line basis. The net impact on the current year income of the company had the straight-line method always been used under Canadian GAAP would be a decrease in commercial property revenue of $15 million (2004 — $18 million).
(ii) Decreased commercial property depreciation
Prior to January 1, 2004, commercial properties were depreciated under Canadian GAAP using the sinking-fund method. Effective January 1, 2004, depreciation of rental properties is recorded using the straight-line method on a prospective basis. Under US GAAP, commercial properties have been depreciated on a straight-line basis from inception. As a result of the higher carrying value under Canadian GAAP at January 1, 2004 when the accounting standard changed, straight-line depreciation is higher under Canadian GAAP by $8 million for 2005 (2004 — $7 million).
(iii) (Decreased) Increased commercial property lease termination income and gains
Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of historical rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii). Further, termination of a previously-existing lease at One World Financial Center in New York resulted in additional lease termination income under US GAAP in 2004 whereas under Canadian GAAP this amount is amortized into income over the life of the lease. The net impact of these amounts would be a decrease in commercial property lease termination income and gains of $2 million (2004 — increase of $42 million).
(iv) Unrealized foreign exchange on preferred share restatement
Effective January 1, 2005, an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” was adopted for Canadian GAAP retroactively with restatement of prior periods. This amendment requires financial instruments that may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ equity were reclassified to liabilities under the caption “capital securities” for Canadian GAAP. For US GAAP, these preferred shares do not meet the criteria to be classified as liabilities and therefore remain in equity. The effect of the restatement for Canadian GAAP on prior year’s earnings for Canadian GAAP purposes has been reversed for US GAAP purposes. See Note 2 to the consolidated financial statements for further discussion.
(v) Decreased interest expense
Revisions to CICA Handbook Section 3861, “Financial Instruments: Disclosure and Presentation” require certain of the company’s Class AAA preferred shares currently classified as equity to be classified as liabilities for Canadian GAAP due to the holder’s option to convert them into a variable number of common shares. These securities are classified as equity for US GAAP purposes as they have conversion or conditional redemption features. Dividends totaling $49 million (2004 — $39 million) were recorded as interest expense for Canadian GAAP.
(vi) Decreased residential development income
The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser prior to the recognition of revenue by the vendor. Primarily in the province of Alberta, land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Under FAS No. 66, “Sales of Real Estate,” transfer of title is a requirement for recognizing revenue under US GAAP. Accordingly, residential development income would decrease by $26 million for US GAAP purposes.
(vii) Increased deferred income taxes
Income taxes are accounted for using the liability method under Canadian and US GAAP. For the year ended December 31, 2005, an increase of deferred income tax expense of $5 million (2004 — $12 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.
Under current Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year’s statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted. There was no impact in the current year from this difference.
Net income per share under US GAAP is calculated as follows:

(Millions, except per share information)	2005	2004

Net income under US GAAP	$173	$259
Preferred share dividends(1)	(51)	(41)

Net income available to common shareholders under US GAAP	$122	$218

Earnings per share under US GAAP
Basic	$0.52	$0.93
Diluted	$0.52	$0.92

(1)	Preferred share dividends for Canadian GAAP purposes were $2 million (2004 — $2 million)
(b) Comprehensive income
Under US GAAP, the Financial Accounting Standards Board (“FASB”) issued SFAS 130 entitled “Reporting Comprehensive Income,” requiring the reporting of comprehensive income. Comprehensive income, which incorporates net income, includes all changes in equity during the year, and accordingly, the change in the company’s cumulative translation adjustment is reflected in the company’s calculation of comprehensive income.
Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company’s reporting currency, and from other differences between Canadian and US GAAP as described above under “Income statement differences.”
Comprehensive income using US GAAP amounts is as follows:

(Millions)	2005	2004

Net income under US GAAP	$173	$259
Foreign currency translation adjustment under US GAAP	11	71

Comprehensive income using US GAAP amounts	$184	$330

(c) Balance sheet differences
There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. The incorporation of the significant differences in accounting principles in the company’s financial statements as at December 31, 2005 and 2004 would result in the following balance sheet presentation under US GAAP:

(Millions)	Note	2005	2004

Assets
Commercial properties	(i)	$7,025	$6,145
Development properties	(ii)	642	716
Receivables and other	(iii)	977	831
Restricted cash and deposits		316	297
Marketable securities		58	285
Cash and cash equivalents		64	112
Deferred income tax asset	(iv)	—	6
Assets related to discontinued operations	(i)	69	90

Total assets under US GAAP		$9,151	$8,482

Liabilities
Commercial property debt		$5,216	$4,754
Accounts payable and other liabilities	(v)	766	586
Deferred income tax liability	(iv)	92	—
Liabilities related to discontinued operations		51	64
Non-controlling interests		64	58
Preferred equity — subsidiaries		329	320
Shareholders’ equity
Preferred equity — corporate	(vi)	865	865
Common equity	(vii)	1,768	1,835

Total liabilities and shareholders’ equity under US GAAP		$9,151	$8,482

Significant differences between Canadian GAAP and US GAAP are as follows:
(i) Commercial properties
There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to historical differences in the method of depreciation to be applied to depreciable assets as described in Note 21(a)(ii). At December 31, 2005, this would result in a cumulative adjustment of $405 million (2004 — $410 million). The second difference relates to the method of accounting for joint ventures and partnerships. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, US regulations do not require adjustment to equity account the joint ventures. The presentation of the company’s joint ventures does not require adjustment to the equity method.

(Millions)	2005	2004

Commercial properties under Canadian GAAP	$7,430	$6,555
Additional accumulated depreciation under US GAAP	(405)	(410)

Commercial properties under US GAAP	$7,025	$6,145

FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that long-lived assets that are to be disposed of by sale be measured at the lesser of book value or fair value less cost to sell. The difference in the carrying amount of assets related to discontinued operations under US GAAP relates to historical differences in the method of depreciation as compared to Canadian GAAP.

Assets related to discontinued operations as calculated under US GAAP are as follows:

(Millions)	2005	2004

Assets related to discontinued operations under Canadian GAAP	$75	$96
Additional accumulated depreciation under US GAAP	(6)	(6)

Assets related to discontinued operations under US GAAP	$69	$90

(ii) Development properties
The impact on development properties related to differences described in Note 21(a)(vi) is as follows:

(Millions)	2005	2004

Development properties under Canadian GAAP	$615	$716
Residential inventory adjustment	27	—

Development properties under US GAAP	$642	$716

(iii) Receivables and other
The principal differences in the accounting for receivables and other under US GAAP is the inclusion of a straight-line rent receivable of $76 million (2004 — $92 million) had the company always straight-lined its revenue and the deferral of residential income. Refer to Notes 21(a)(i) and 21(a)(vi).

(Millions)	2005	2004

Receivables and other under Canadian GAAP	$955	$739
Straight-line rent receivable adjustment	76	92
Residential receivable adjustment	(54)	—

Receivables and other under US GAAP	$977	$831

(iv) Deferred income taxes
The deferred income tax (liability) asset under US GAAP is calculated as follows:

(Millions)	2005	2004

Tax assets related to net operating and capital losses	$489	$612
Tax liabilities related to differences in tax and book basis	(442)	(458)
Valuation allowance	(139)	(148)

Deferred income tax (liability) asset under US GAAP	$(92)	$6

(v) Accounts payable and other liabilities
The principal difference under US GAAP relates to deferred income relating to a lease transaction at One World Financial Center in New York. The accounts payable and other liabilities under US GAAP is as follows:

(Millions)	2005	2004

Accounts payable and other liabilities under Canadian GAAP	$626	$452
Classification of Class AAA, Series E preferred shares(1)	172	167
Tenant inducement	(32)	(33)

Accounts payable and other liabilities under US GAAP	$766	$586

(1)    Classified as capital securities for Canadian GAAP purposes
(vi)  Preferred equity — corporate
Under US GAAP, the company’s Class AAA preferred shares, with the exception of Series E, are included in preferred equity — corporate. Effective January 1, 2005, the company reclassified certain of these shares to liabilities under the caption “capital securities” under Canadian GAAP in accordance with CICA Handbook Section 3861 (see Note 2). Preferred equity — corporate under US GAAP is as follows:

(Millions)	2005	2004

Preferred shares — corporate under Canadian GAAP	$45	$45
Classification of capital securities as preferred equity	820	820

Preferred shares — corporate under US GAAP	$865	$865

(vii) Common shareholders’ equity
The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

(Millions)	2005	2004

Common shareholders’ equity under Canadian GAAP	$1,898	$1,947
Adjustment to accumulated depreciation under US GAAP	(411)	(416)
Adjustment to accounts payable and other liabilities under US GAAP	32	33
Adjustment to deferred income tax asset under US GAAP	95	102
Rental revenue adjustments under US GAAP	74	92
Residential revenue adjustment under US GAAP	(27)	—
Foreign currency translation adjustments, net	27	(3)
Net effect on equity of amendment to CICA Handbook Section 3861 not required for US GAAP	80	80

Common shareholders’ equity under US GAAP	$1,768	$1,835

As a result of the above adjustments, the components of common equity under US GAAP are as follows:

(Millions)	2005	2004

Common shares	$1,159	$1,173
Additional paid-in capital, net of retained earnings	847	871
Cumulative translation adjustment	(18)	(29)
Cumulative adjustments to net income and retained earnings	(220)	(180)

Common shareholders’ equity under US GAAP	$1,768	$1,835

Joint ventures
Under US GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. As allowed under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission, the company has continued to follow the proportionate consolidation method. Refer to Notes 1 and 5(b).
(d) Cashflow statement differences
The statement of cashflow prepared under US GAAP differs from Canadian GAAP because dividends paid on capital securities are classified as operating items for Canadian GAAP and as financing items for US GAAP. As a result, the summarized cashflow statement under US GAAP is as follows:

(Millions)	2005	2004

Cash provided from (used in) the following activities
Operating	$155	$498
Financing	19	(254)
Investing	(222)	(264)

Decrease in cash	$(48)	$(20)

(e) Change in accounting policies
(i) EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”
This EITF requires the measurement of the impact of certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity, provided such entitlement is non-discretionary and objectively determinable in determining earnings per share. EITF 03-6 is effective for the company’s 2005 fiscal year, and requires retroactive adjustment to earnings per share presented for prior periods. The adoption of this EITF did not have a material impact on the company.
(ii) FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations”
Effective for December 31, 2005, the company adopted FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations.” This interpretation clarifies that the term, conditional asset retirement obligation, in FASB statement 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of the liability for the conditional asset retirement obligation is recognized as incurred, generally when the asset is acquired, constructed or during the normal operations of the asset. The adoption of this interpretation did not have a material impact on the company.
(f) Future accounting policy changes
(i) SFAS 154, “Accounting Changes and Error Corrections”
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS requires retrospective application of changes in accounting principle to prior periods’ financial statements unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. This statement is effective for fiscal years beginning after December 15, 2005.
(ii) SFAS 123R, “Share-Based Payment”
In December 2004, the FASB issued SFAS 123R, “Share-Based Payment” (“SFAS 123R”), which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.
SFAS 123R eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires the company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The company is assessing the requirements of the standard and believes that its adoption will not have a significant impact.
In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Share-Based Payment,” which expresses the SEC staff’s views on FAS 123R and is effective upon adoption of FAS 123R. Pursuant to the SEC’s announcement in April 2005, companies are allowed to implement the standard at the beginning of their next fiscal year, instead of their next reporting period, that begins after June 15, 2005. FAS 123R and its related FSPs are effective for the company as of January 1, 2006. The company is currently assessing the impact of adopting FAS123R on its financial positions and results of operations, but it does not expect the impact to be material.
NOTE 22: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007. The company’s maximum potential loss is $3 million; however, based on estimated levels of occupancy, the company does not expect to make any payments.
In the ordinary course of the company’s residential development business, the company’s subsidiaries have provided guarantees in the form of letters of credit and performance bonds. As at December 31, 2005, these guarantees amounted to $35 million, which have not been recognized in the financial statements. Such guarantees are required by the municipalities in which the business unit operates before construction permission is granted. The scope of these guarantees cover specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the project, which range from three to eight years. The values of the guarantees are reduced as completion milestones are achieved on the projects. These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate to the business unit, which verifies that the business unit has fulfilled all its contractual obligations. Payment of the guarantees is triggered in the event of expired letters of credit or when performance bonds are not renewed and the contractual obligations have not been fulfilled. During the year the company has provided guarantees which, as at December 31, 2005, amounted to $22 million, that have not been recognized in the financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the company’s Denver, Colorado communities. The term of the guarantees span the life of the projects, which range from six to twelve years. The value of the guarantees is reduced as completion milestones are achieved on the projects and are terminated on or before build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The company has not been required to make any payments under these municipal bonds.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.
Brookfield Properties does not conduct its operations, other than equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a materially adverse effect on the consolidated financial statements of the company.
(c) On September 11, 2001, Brookfield Properties owned eight million square feet of space in four office towers surrounding the World Trade Center site — One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties as a result of the attack on and subsequent collapse of the World Trade Center was mainly cosmetic and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and re-opened in September 2002.
To date, approximately $233 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the triple-net leases with Merrill Lynch. Brookfield Properties’ insurance claim adjustment process is on-going due to the complexity of the issues involved. However, Brookfield Properties anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties. As at December 31, 2005, the balance of these claims amounted to approximately $30 million and is expected to be received in its entirety in 2006.
One Liberty Plaza and Four World Financial Center reopened in October 2001 and One and Two World Financial Center reopened in the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.
Brookfield Properties has insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. Brookfield Properties continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company. Brookfield Properties believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of all of the company’s properties.
NOTE 23: OTHER INFORMATION
(a) At December 31, 2005, the company had foreign exchange contracts to sell a notional amount of C$660 million at a weighted average exchange rate of C$1.00 = US$0.86, maturing in March 2006, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at December 31, 2005 was a loss of $1 million which is reflected in the cumulative translation adjustment account and in accounts payable and other liabilities in the consolidated balance sheet. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$77 million at a weighted average exchange rate of US$1.00 = C$1.16, maturing in January 2006, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at December 31, 2005 was a gain of $0.3 million, which is reflected in interest and other income in the consolidated statement of income with a corresponding asset in receivables and other in the consolidated balance sheet.
(b) As at December 31, 2005, Brookfield Properties had approximately $397 million (December 31, 2004 — $216 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliate, $172 million of which is included in the company’s capital securities and the remainder of the indebtedness balance is included in the company’s commercial property debt. Interest expense related to this indebtedness, including preferred share dividends reclassified to interest expense as discussed in Note 2, totaled $12 million for the year ended December 31, 2005 compared to $11 million for the same period in 2004, and were recorded at the exchange amount.
(c) Included in rental revenues are amounts received from the company’s parent company, Brookfield Asset Management Inc., and its affiliates of $5 million (2004 — $5 million). These amounts have been recorded at the exchange amount.

(d) The financial assets of the company are generally short-term floating rate loans receivable of a trade nature. At December 31, 2005, the fair value of mortgages receivable exceeded their book value by $1 million (2004 — $1 million). The fair value of mortgages and loans payable is determined by references to current market rates for debt with similar terms and risks. As at December 31, 2005, the fair value of advances, commercial property debt and other loans payable exceeds the book value of these obligations by $201 million (2004 — $196 million).
(e) Supplemental cashflow information

Years ended December 31 (Millions)	2005	2004

Acquisitions of real estate	$(653)	$(359)
Mortgages and other balances assumed on acquisition	287	152

Net acquisitions	$(366)	$(207)

Dispositions of real estate	$19	$99
Mortgages assumed by purchasers	(12)	(36)

Net dispositions	$7	$63

Cash taxes paid	$9	$7

Cash interest paid (excluding dividends paid on capital securities)	$265	$273

(f) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(g) In 2005, the company recorded amortization of deferred financing costs of $12 million in depreciation and amortization expense.
NOTE 24: SUBSEQUENT EVENTS
Subsequent to December 31, 2005, the company completed the acquisition of One Bethesda Center in the Washington, D.C. metropolitan area for $69 million. The acquisition closed in January 2006. One Bethesda Center is a 168,000 square foot office property located in Bethesda, Maryland.
In February 2006, the company signed a definitive agreement with Commercial Net Lease Realty, Inc. to buy its office property located in the Pentagon City submarket of the Washington, D.C. metropolitan area for $235 million. The transaction is expected to be completed in April 2006.

NOTE 25: SEGMENTED INFORMATION
     The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business:

	Commercial				Residential
	United States		Canada		Development		Commercial
(Millions)	2005	2004	2005	2004	2005	2004	2005	2004

Assets
Properties	$5,318	$5,224	$2,336	$1,730	$391	$317	$8,045	$7,271
Receivables and other	407	339	375	316	173	84	955	739
Restricted cash and deposits	314	297	2	—	—	—	316	297
Marketable securities	—	285	58	—	—	—	58	285
Cash and cash equivalents	33	49	25	59	6	4	64	112
Assets related to discontinued operations	75	96	—	—	—	—	75	96

Total	$6,147	$6,290	$2,796	$2,105	$570	$405	$9,513	$8,800

The carrying amounts of properties located in the United States and Canada at December 31, 2005 were $5,368 million and $2,677 million, respectively (2004 — $5,281 million and $1,990 million, respectively).

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2005	2004	2005	2004	2005	2004	2005	2004

Revenues	$787	$752	$316	$301	$389	$261	$1,492	$1,314
Lease termination income	—	60	—	—	—	—	—	60
Expenses	292	253	131	129	283	219	706	601

	495	559	185	172	106	42	786	773

Other revenues	6	14	27	33	4	—	37	47

Net operating income from continuing operations	501	573	212	205	110	42	823	820
Interest expense	231	243	99	61	—	—	330	304
General and administrative	26	20	22	21	—	—	48	41
Non-controlling interests expense	—	4	16	16	—	—	16	20

Income before undernoted	244	306	75	107	110	42	429	455
Depreciation and amortization	126	98	37	42	—	—	163	140

Income before unallocated costs	118	208	38	65	110	42	266	315
Unrealized foreign exchange on preferred share restatement							—		63
Future income taxes and other provisions							103	116

Net income from continuing operations							$163	$136

Discontinued operations							1	2

Net income							$164	$138

Acquisitions of real estate, net	$—	$124	$254	$83	$—	$—	$254	$207
Dispositions of real estate, net	(7)	(31)	—	(32)	—	—	(7)	(63)
Commercial property tenant improvements	108	69	15	13	—	—	123	82
Development and redevelopment	41	51	9	4	—	—	50	55
Capital expenditures	8	13	13	13	—	—	21	26

Total revenues earned in the United States and Canada for the year ended December 31, 2005 were $821 million and $708 million, respectively (2004 — $845 million and $576 million, respectively).

Selected Financial Information

December 31 (US Millions, except per share information)	2005	2004	2003		2002	2001

Financial results (1)
Commercial property net operating income	$680	$671	$586		$589	$606
Funds from operations	435	403	343		314	279
Net income	164	138	232		236	202
Total assets	9,513	8,800	8,382		7,450	7,419
Shareholders’ equity	1,943	1,992	1,938		2,093	1,944

Per diluted common share (1)
Common shares outstanding	231.2	233.4	234.3		240.6	242.6
Fully diluted shares outstanding	235.9	238.1	239.4		245.9	247.7
Funds from operations and gains	$1.85	$1.95	$1.85		$1.45	$1.28
Funds from operations excluding straight line rent, lease termination income and gains	1.85	1.70	1.43		1.25	1.09
Net income	0.69	0.58	0.96		0.89	0.75
Dividends paid	0.65	0.42	0.34	(2)	0.28	0.23
Shareholders’ equity – book value	8.35	8.41	8.12		7.38	6.85
Common share price at year end	29.42	24.93	19.13		18.20	15.45

Operating data—Commercial properties
Number of properties and development sites	76	46	48		50	50
Rentable area (millions of sq. ft.)	56	46	46		46	45
Effective interest (millions of sq. ft.)	37	35	36		35	37
Average occupancy (%)	94.6	92.7	94.1		95.5	97.3

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes Corporation

(2)	Excludes the distribution of Brookfield Homes Corporation

Strengthening Corporate Governance
Brookfield Properties’ board of directors is strongly committed to sound corporate governance practices. The board continuously reviews its corporate governance policies and benchmarks them against evolving legislation and acknowledged leaders in the area. During 2005, the company advanced a number of initiatives to further improve its corporate governance practices, the most significant of which is that investors are now represented by a majority of independent directors on the board.
Governance Policies
Brookfield Properties’ shareholder-friendly corporate governance policies include:
•	The board has a majority of independent directors and a lead independent director

•	The full board is elected annually; shareholders have cumulative voting rights in director elections

•	The company does not have a poison pill in place

•	The company expenses stock option grants on its income statement

•	The positions of CEO and Chairman are separated

•	The company has publicly-disclosed board guidelines

•	Outside directors meet without the CEO or management present

•	The audit committee is comprised solely of independent directors
NYSE Rules
The charters for the board of directors and each of the standing committees are in compliance with New York Stock Exchange rules on corporate governance, the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws. Brookfield Properties, a Canadian company, has chosen to comply with NYSE rules as they apply to U.S. domestic companies and we have filed with the New York Stock Exchange the most recent Annual CEO Certification as required by section 303A.12(a) of the NYSE Listed Company Manual. However, the company has elected to rely on an exemption from the NYSE rules with respect to certain independence requirements for some of its committees. The board believes that it has an appropriate mix of directors on its committees to effectively oversee the business plan and management’s performance.
The board endeavors to maintain a watchful eye on governance developments as the regulatory and business climates continue to evolve, and to adopt measures as appropriate in order to ensure that the company’s commitment to good corporate governance remains effective and strong.
Committee Membership

Audit Committee	Governance & Nominating Committee	Human Resources & Compensation Committee

Paul D. McFarlane, Chair	Allan S. Olson, Chair	Jack L. Cockwell, Chair
William T. Cahill	William T. Cahill	Paul D. McFarlane
Allan S. Olson	Roderick D. Fraser	William C. Wheaton
Robert L. Stelzl	Samuel P.S. Pollock

Board of Directors

Gordon E. Arnell
London, United Kingdom
Chairman
Brookfield Properties Corporation

Chairman of Brookfield since 1989;
President and CEO of Brookfield’s
predecessor, Carena Developments Ltd., for
eleven years; senior executive roles at
Oxford Development Group Ltd. and Trizec
Corporation Ltd.

William T. Cahill
Ridgefield, Connecticut
Senior Credit Officer
Citibank Community Development

Current position since 2002. Previous
positions include Managing Director,
Citigroup Real Estate, OREO 1996–2002
and Senior Asset Manager 1991–1996.
Vice President and Senior Asset Manager,
Mellon Real Estate Investment Advisors Inc., 1983–1991.

Richard B. Clark
New York, New York
President and CEO
Brookfield Properties Corporation

Current position since 2002; President
and CEO of U.S. operations 2000–2002;
senior positions for Brookfield Properties
predecessor companies including COO,
EVP and Director of Leasing. Chairman,
Real Estate Roundtable Tax Policy Advisory
Committee; Member, NAREIT and REBNY
Board of Governors.

Jack L. Cockwell
Toronto, Ontario
Group Chairman
Brookfield Asset Management Inc.

Current position since 2002; President and
CEO 1991–2001; senior executive of
predecessor companies from 1969. Director,
Astral Media Inc., Chairman, Board of
Trustees, Royal Ontario Museum and
Director, C.D. Howe Institute.

J. Bruce Flatt
Toronto, Ontario
President and CEO
Brookfield Asset Management Inc.

Current position since 2002;
President and CEO of Brookfield
Properties Corporation 2000–2001;
President and COO 1995–2000;
other senior management positions
from 1992.

Roderick D. Fraser, Ph.D., O.C.
Edmonton, Alberta
President Emeritus
University of Alberta

President and Vice-Chancellor, University
of Alberta 1995-2005; Dean of the Faculty
of Arts and Science and Vice-Principal
(Resources), Queen’s University, Kingston.
Officer of the Order of Canada. Director,
Canada-U.S. Fulbright Program and the
Aga Khan University.

Paul D. McFarlane
Mississauga, Ontario
Corporate Director

Retired from CIBC in 2002 after more
than 40 years’ service in numerous
branch, regional and head office positions,
most recently as Senior Vice President,
Special Loans, Head Office, from 1994
until retirement.

Allan S. Olson
Edmonton, Alberta
President and CEO
First Industries Corporation

Current position since 1991. President and
CEO, Churchill Corp. 1989–1990 and
Banister Construction Group 1990–1991.
Various positions at Stuart Olson
Construction including President and CEO
1965–1989. Chairman, Summit REIT and
Director, Ipsco Steel.

Samuel P.S. Pollock, O.C.
Toronto, Ontario
President of 96345 Canada Inc.

Chairman, Toronto Blue Jays 1995– 2000;
Chairman, John Labatt Ltd.
1991–1995; President, Carena Investments
1978–1991; Vice President and General
Manager, Montreal Canadiens 1964–1978.
Officer, Order of Canada and Member,
Order of Quebec. Inducted to Hockey Hall
of Fame and Canadian Sports Hall of
Fame. Named Great Montrealer in 1978.

Linda Rabbitt
Bethesda, Maryland
CEO, Founder and Chairman
Rand Construction Corporation

Current position since 1989. Executive
Vice President, co-founder and co-owner
Hart Construction Co., 1985–1989.
Director, Washington Performing Arts
Society, Greater Washington Board of
Trade and Watson Wyatt & Co. Holdings.
Trustee, George Washington University
and Federal City Council.

Robert L. Stelzl
Los Angeles, California

Retired from Colony Capital after 14
years of service as principal and member of
the investment committee. President, Bren
Investment Properties 1982–1989; senior
management positions with several
international real estate companies
including Cadillac Fairview and Cabot,
Cabot and Forbes. Former Chairman,
Aman Hotels.

William C. Wheaton, Ph.D.
Hamilton, Massachusetts
Professor of Economics
Massachusetts Institute of Technology

Founder and former director MIT Center for
Real Estate, 1992–2005; MIT faculty member
since 1972. Founder and Principal, Torto
Wheaton Research. Co-author, Urban
Economics and the Real Estate Markets (1996).

John E. Zuccotti
New York, New York
Co-Chairman
Brookfield Properties Corporation

Current position since 1997. Chairman,
Real Estate Board of New York since 2004;
Senior Counsel, Weil, Gotshal and Manges
since 1998; President and CEO, Olympia &
York Companies U.S.A. 1990–1996;
Partner, Brown & Wood 1986–1990 and
Tufo & Zuccotti 1978–1986. First Deputy
Mayor of the City of New York 1975–1977.
Chairman, New York City Planning
Commission 1973–1975. Trustee Emeritus,
Columbia University.

Officers
CHAIRMEN
Gordon E. Arnell
Chairman
John E. Zuccotti
Co-Chairman
CORPORATE
Richard B. Clark
President and Chief Executive Officer
G. Mark Brown
Senior Vice President, Finance
Kathleen G. Kane
Senior Vice President and General
Counsel and Secretary
Craig J. Laurie
Senior Vice President and
Chief Financial Officer
Melissa J. Coley
Vice President, Investor Relations and
Communications
Rael L. Diamond
Vice President and Controller
P. Keith Hyde
Vice President, Taxation
Stephanie A. Schembari
Vice President, Human Resources
Michael P. Sullivan
Vice President, Risk Management
Gordon E. Widdes
Vice President, Information Technologies
PROPERTY OPERATIONS
UNITED STATES
Dennis H. Friedrich
President and Chief Operating Officer
Lawrence F. Graham
Executive Vice President, Development
Edward F. Beisner
Senior Vice President and Controller
James E. Hedges
Senior Vice President, Acquisitions and
Dispositions
Daniel M. Kindbergh
Senior Vice President, Operations
Jeremiah B. Larkin
Senior Vice President, Director of Leasing
David Sternberg
Senior Vice President, Midwest and Mountain
Region
Brett M. Fox
Vice President and Associate Counsel
Andrew W. Osborne
Vice President, Acquisitions and Dispositions
CANADA
Thomas F. Farley
President and Chief Operating Officer
Philip H. Mostowich
Executive Vice President, Development
Robert K. MacNicol
Senior Vice President, Office Leasing, Eastern
Ian D. Parker
Senior Vice President, Asset Management,
Western
Deborah R. Rogers
Senior Vice President, Legal, Eastern
T. Jan Sucharda
Senior Vice President, Investments
T. Nga Trinh
Senior Vice President and Controller
N. Dwight Jack
Vice President, Office Leasing, Western
RESIDENTIAL OPERATIONS
Alan Norris
President and Chief Executive Officer

Brookfield Properties Corporate Information
Head Office
Three World Financial Center
200 Vesey Street, 11th Floor
New York, New York 10281
Tel: 212.417.7000
Fax: 212.417.7214
BCE Place
181 Bay Street, Suite 330
Toronto, Ontario M5J 2T3
Tel: 416.369.2300
Fax: 416.369.2301
Transfer Agent
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, OntarioM5C 2W9
Tel: 416.643.5500 or 800.387.0825
Fax: 416.643.5501
Web site: www.cibcmellon.com
E-mail: inquiries@cibcmellon.com
Stock Exchange Listings

	Stock Symbol	Exchange	Record Date	Payment Date

Common shares	BPO	NYSE, TSX	First day of March, June,	Last business day of
			September and December	March, June,
September and December

Class A Preferred Shares
Series A	Not listed	—	First day of March and	15th day of March and
Series B	Not listed	—	September	September

Class AA Preferred Shares
Series E	Not listed	—	15th day of March, June,	Last business day of
			September and December	March, June,
September and December

Class AAA Preferred Shares
Series F	BPO.PR.F	TSX	15th day of March, June,	Last business day of
Series G	BPO.PR.U	TSX	September and December	March, June,
Series H	BPO.PR.H	TSX		September and December
Series I	BPO.PR.I	TSX
Series J	BPO.PR.J	TSX
Series K	BPO.PR.K	TSX

Shareholder Information www.brookfieldproperties.com
Brookfield Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Craig Laurie, Senior Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at claurie@brookfieldproperties.com.
Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent, CIBC Mellon Trust, as listed above.
Annual General Meeting
The Annual General Meeting of shareholders will be held in New York at Three World Financial Center, 26th floor at 10 a.m. on Wednesday, April 26, 2006. Shareholders may also participate in the meeting by webcast through Brookfield Properties’ Website at
www.brookfield-properties.com.
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